Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following is a transcript that has been revised due to transcription error of a presentation conducted by Marius Kloppers, Chief Executive Officer, BHP Billiton and J. Michael Yeager, Chief Executive Petroleum, BHP Billiton, a video of which is available on www.bhpbilliton.com.

BHP Billiton Petroleum Customer Sector Group Briefing 7 May 2008

The directors of BHP Billiton accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Cautionary Note to US Investors

The Securities and Exchange Commission (the “SEC”) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. BHP Billiton uses certain terms in this presentation, such as “probable reserves” and “contingent resources”, that the SEC’s guidelines strictly prohibit oil and gas companies from including in filings with the SEC. US Investors are urged to consider closely the disclosure in the BHP Billiton Annual Report, File No. 001-09526 (for BHP Billiton Limited) and File No. 001-31714 (for BHP Billiton Plc), available from BHP Billiton at BHP Billiton Limited, 180 Lonsdale Street, Melbourne, Victoria, 3000 Australia or at BHP Billiton Plc, Neathouse Place, Victoria, London, United Kingdom. You can also obtain the BHP Billiton Annual Report from the SEC by calling 1-800-SEC-0330 or by visiting the SEC’s website (http://www.sec.gov).

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADR holders by filing with the SEC a Registration Statement (the “Registration Statement”), which will contain a prospectus (the “Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADRs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Petroleum CSG Briefing	BHP Billiton

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgment.

You should be aware that BHP Billiton may purchase securities of Rio Tinto plc and Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Strong Fit into BHP Billiton’s Asset Portfolio

Marius Kloppers

Chief Executive Officer, BHP Billiton

I.	Introduction

Good morning, ladies and gentlemen. I realise it is an early start, but thanks for taking the time for – and joining us here today. The purpose for today is to give you a presentation about our Petroleum business in some detail, particularly its current performance and its outlook, and to help our investors and shareholders understand this business better, to understand how we think about this business. And I am joined here today by Mike Yeager, who is the head of our Petroleum business.

II.	Industry Segregation and Diversification

Now, BHP Billiton is currently alone in the major diversified resource companies in having both a minerals and a petroleum business; however, of course, historically, this has not always been the case. Oil industry majors were key players in the mining industry in the ‘70s and ‘80s. And on a particularly personal note, I actually joined the mining industry at the time that Shell was selling its Billiton assets, which was the mining arm of Shell at the time. That’s how I got my start in this business. Obviously, the oil majors sold out of these businesses in the ‘80s and ‘90s, after discovering that the returns that they had in the, in the oil business was actually greater than the, than in the minerals and metals business. And in a certain way, we are the beneficiaries of those decisions at that time, not only in the BHP, sorry, in the Billiton transaction, but obviously all also

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with some of the other assets we own, like Olympic Dam, that originally, I think, was a BP development, and Cerrejón Coal, which we heckle Mike about a little bit and so on in the way they bought that originally back in Exxon. And so, in a very real way, you know, we have benefited from that.

III.	Disclaimer

So, before I start on the presentation proper today, I’d like to draw your attention to the disclaimers that accompany this presentation and the associated materials. As always, please read them and ensure that you understand them; they are important.

IV.	Agenda

1.	Briefing Overview

Today, we are going to present in two sessions. In the session prior to a break at about 10.15, I will explain the fit of our Petroleum business with the rest of our business activities, and then Mike will give us a view of how we run this business and give an overview of the Petroleum… what we call the base business, which is a term that Mike will explain in due course. And then, after the break, Mike will switch over and talk a little bit more about growth, projects and execution, and talk about how we are capturing new opportunities. Then I will conclude with a very few observations on the offer for Rio Tinto. And then, after that, we will conclude with a Q&A session. If I could ask all of you please note, note your questions; I think it is, probably from a procedural perspective, a little bit easier if we, we have all of the questions at the end.

2.	Petroleum Logic

Now, we have been very clear for a very long time that petroleum is a unique, important and valuable asset for BHP Billiton. While the standalone sheer value of the business is obvious, a number of the more minerals-focused investors that I’ve spoken to over the last six months or so have expressed a genuine desire to get to know more about our business and, particular-, in particular, to get a better view of how we run this business, how we think about this business, what we plan for this business and how it fits into BHP Billiton. And so, today, we will cover this matter in some detail. Our underlying logic is, as most of what we do, pretty simple and it’s built around the following elements:

•	We know this business as well as any of our minerals businesses. We’ve been at it for a long time, and it fits both in an ownership – and I’ll explain that – and in a strategic sense.

•	We’re a diversified natural resources company, and oil and gas are resource commodities with some real and obvious attractions.

•

But petroleum brings to BHP Billiton something which we, which goes beyond just being a superb investment return. There is genuinely – and we’ll explain this – a symbiotic relationship between Petroleum and the other businesses in our portfolio. And we will show you how BHP Billiton is a special owner of petroleum that en-, that enables our business, under our stewardship, to prosecute a strategy that is unique and that enables it to deliver superior returns, both today and in the future.

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•	And finally, obviously, our Petroleum business is a high-quality business in its own right. And today, you will see how it’s very well positioned to deliver unique value.

Now, I will talk about the first three of these elements, chiefly focused around our ownership of Petroleum, how we add special value to Petroleum within the BHP Billiton family of businesses, and then Mike will talk more about the latter and give you a detailed view and we trust that, at the end of each presentation, you will understand why we are so confident of the quality of this business, as well as its ability, under our ownership, to deliver unique value.

V.	Why We Know Petroleum

1.	Proven Success

a.	History

But let’s first start with why we know this business so well. Petroleum has made an extraordinary and consistent contribution to BHP Billiton over a very long period of time. We are an established player in the industry, and we’ve developed strong capabilities to operate and grow the asset value in this business, but we’ve got to start with a trip down memory lane. This, this EBIT chart goes only back to 1985 or so, but we’ve been in this business, essentially, since 1965. In 1960, the company, then BHP, approached an American consulting geologist, Lewis Weeks, and asked him to visit Australia and asked him for some advice on where oil might be found. And Lewis directed us to the Bass Strait.

b.	Bass Strait

Following early seismic success, and a decision to agree with Exxon to lead that exploration effort, gas was found in 1965, and the giant Kingfish and Halibut oil fields were discovered in 1967. And for more than 30 years, the Bass Strait has been Australia’s premier supplier of energy, supplying 3.5 billion barrels of oil and 6 TCF (trillion cubic feet) of gas. In a very real sense, the industrialisation of Australia has been built upon this resource.

c.	Asset position

Now, some good, admittedly some average, and some truly inspired decisions took us to where we are today. And we have delivered, as we will demonstrate today, to ourselves an asset and our shareholders an asset position which is truly unique in the industry, the envy of the industry. And we have, amongst others, very high-quality assets in the Bass Strait, the North West Shelf and the Gulf of Mexico. Particularly over the last two decades, we’ve built a business that is not only an investor in the business, but as a, as it was in the early days, but an explorer, developer and an operator of the business. And again, some of the materials that Mike will take us through will demonstrate that in spades.

2.	Strategy

Now, we often talk about BHP Billiton’s longstanding, unchanged strategy. Certainly, at every opportunity that I can talk to shareholders, I talk about the fact that we’ve had a very consistent strategy. And just to quickly recap that in a nutshell, what is our strategy? Our strategy is to be in upstream, long-life, low-cost, export-orientated assets, which are diversified by operating geography, by product and by market in which we sell to. We focus on high-quality assets: assets which have the right return-to-risk profile and, again, for us, as I have stated many times, both externally, and particular internally, simplicity is the key.

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In Petroleum, while the technology of exploitation might be a little bit more complex than in some other of our minerals businesses, the reality is that, once you’ve built assets in this business, it is a simple production business from wellhead to market with, for the most part, transparently discovered market-clearing prices, and it will be even more so as we see those market-clearing prices also establishing for our LNG (liquefied natural gas) business.

3.	Petroleum and Mining

a.	Similarities

For those of you today in the audience that have primarily a minerals background, let me assure you that the E&P (Exploration and Production) business has many similarities with the Minerals business. For us, it starts with health, safety and environment, and they present similar challenges. In fact, we believe that we benefit from the focus that the E&P industry in general has had on this aspect and as we transfer that to our Minerals business. The E&P business, like the Minerals business, consists of long-term, capital-intensive investments, with an absolutely comparable value chain: exploration, production, decommissioning and restoration. Both in Minerals and Oil, we require multi-disciplinary project management and operating skill sets. In both of these businesses, working with our stakeholders, communities, governments, resource owners, unions, etc, are key towards preserving our licence to operate and achieving a quality business in, in, in Petroleum. Both these businesses involve large-scale, capital-intensive projects, global technology, sorry, global financing and the continued develop-, development and adaption of technology.

b.	Differences

But let me also be patently clear: there are some unique differences and fundamental differences between these two businesses; for example, how the oil is harvested, the geo-science, the reservoir engineering and the very high-tech drilling and other testing skills that are required to develop this business. These skills are highly specialised, and we manage our team, as Mike will illustrate today, with highly specialist, functionally strong specialist management like Mike Yeager and his team. And they are uniquely devoted towards managing this business, so we know when to nurture the differences, but we also understand the similarities.

4.	Board and Executive Skills

a.	BHP Billiton Board

Mike is going to talk more about the management team, but let me start at the Board level. Our Board brings to the table the skills, experience and background of the highest quality to support this business and, might I add, not by accident. Each one of Paul Anderson, John Buchanan, David Jenkins and John Schubert have detailed an extensive experience in the oil and gas sector, bringing a wealth of experience ranging from exploration all the way through marketing and finance. We believe that each of these gentlemen, individually and particularly as a collective, would be a welcome, would be welcome on the major oil companies’ boards around the globe.

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b.	Mike Yeager

Again, Mike is going to talk to us a little bit more about the Petroleum management team, but I think, you know, Mike, Mike is not the type of guy to talk about himself, so I thought that I would just give a few, few words of introduction.

Mike joined us in April 2006, from Exxon, bringing with him a solid track record in running an oil and gas business; more importantly, bringing huge credentials in the development arena and building huge oil projects. In his previous role as vice president to Exxon Mobil Development Company, he had responsibility for 22 major projects worldwide, each with an investment amount – and this is going back a couple of years now, when a dollar was still a dollar – of more than $500 million each. He had a number of very relevant prior roles before that, including periods of responsibility for Imperial Oil’s E&P business and periods of responsibility for Exxon Mobil’s European and African E&P businesses. And prior to the Exxon and Mobil merger, Mike held the position of president of E&P for the, for the US Exploration & Production business. So, now having said something about our team – about Mike, the Board and so on – let’s talk about the oil business and start with effect with strategy.

5.	Oil Strategy

a.	Attributable production

Many minerals people make the mistake of believing that oil and gas is necessarily, is necessarily a short-life business. Now, in part, that is driven by the SEC (Securities and Exchange Commission) rules that govern the reporting and booking of, of, of reserves. Oil assets, just like minerals assets, do deplete from the first day that you start extracting the resource, but many oil fields can and do have very long lives, courtesy of continued drilling and, obviously, reporting those reserves as they become reportable, and new incre- incremental discoveries. To illustrate the point, what I’ve done here is I’ve charted the BHP Billiton attributable annual production from the Bass Strait and the North West Shelf.

b.	Proven resources

The Bass Strait commenced operation soon after those discoveries in the mid-1960s, around 1969 or so. And the Bass Strait reservoirs are expected to continue to produce crude oil and natural gas at least until 2030, which is a 60-year lifespan. But, in contrast to the Minerals business, where we often use the term ‘resources’ to describe the potential of a project and where we can formally report resources, under SEC rules, oil companies can only report proven reserves in its annual results statements. And obviously, that makes a big difference when people look at that and they conclude from that certain things about the business, because proven reserves are estimated quantities of crude oil, which geological engineering data demonstrate, with – and these are the key words – a high degree of certainty, 80-90% confidence, to be recoverable in the future – and here comes, come, come the next key words – using existing available technology. And in addition to this, to these two constraints, what you report must be commercially viable under current economic conditions; that is, at prices prevailing at the time of the evaluation. And hence, as a result of these constraints, E&P companies continue to add to their reserves during a field’s lifetime.

c.	Reporting assets

Now, unfortunately, for those that do not understand this that well, this gives the impression that an E&P company is chasing its tail and replacing reserves. Mike, for example, will talk about today

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how natural field decline might be 8-9% a year but, in reality, we achieve 2 or 3% decline. And the important thing is that we can only report a proportion of the assets we believe we have, and Mike is going to give you some unique insights and perspectives on this later on.

VI.	Oil’s Attractions

1.	Strategy and Focus

Now, let us turn to why we are privileged to own this oil and gas business in our commodities portfolio. As we’ve said, we’ve got a consistent, long-standing, unchanging strategy. We are a diversified natural resources company. We deliver superior returns to our shareholders within the confines of our strategic focus. Let me just, because it is so important, state that strategic focus again: upstream, long-life, export-oriented, expandable assets, diversified by product, geography and market. We focus on those commodities where we have a natural competitive advantage, or where we have a unique belief about some characteristic of supply, demand or market. So we focus, and these focus areas help us to deliver strategic, sorry, superior shareholder returns.

2.	Long-term Global Growth

Now, let me explain why oil is so attractive to us. Firstly, it’s an inescapable fact that in the long term, energy demand growth is going to continue. Economic progress drives reasonably predictable, stable global increases in demand. Primary energy consumption is strongly correlated to economic development. World energy demand is expected to grow by almost 50% between now and 2030, primarily driven by economies like China and India, but also a broader array of developing non-OECD (Organisation for Economic Development and Cooperation) countries. Oil and gas and, incidentally, coal will remain fundamental in the world’s energy mix. And the International Energy Agency predicts that global demand for oil in the period up to 2030 will grow at a cumulative annual growth rate of 1.6, and gas at 2.4%.

3.	What Is Driving this Growth?

a.	China

Now, what is driving this growth? In energy, as in metals and minerals, the core driver of demand is China. And these charts show us just how important China is in this story. The chart on the left shows primary energy consumption – energy from all major sources – for the seven years, 2000 to 2006, for each of the major consuming regions around the world. In aggregate, as we can see, China consumed only 14% of that energy, though the upwards trend that is shown in the green line is very clear. However, if we look at the chart on the right hand side, we can see that, of incremental demand of total energy, China accounted for 42% of the world energy consumption growth. BHP Billiton’s strong position in petroleum, but while we are not taking about that primarily today, also its massive reserves and resources in uranium, and its strong position in seaborne coal, are all leveraged to this growth in primary energy consumption. And in oil products, it is no different. For that same seven-year period as we showed on the previous slides, China consumed only 8% of global oil, but contributed, as we can see on the right hand side, 36% – more than a third – of global demand growth for oil.

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b.	Middle East

I want to make one additional observation on this chart and talk a little bit about the Middle East. Despite only consuming 7% of oil during this period, the Middle East has consumed 36% of the incremental growth of oil consumption in this period. And the message is that, really, that the Middle East, obviously, as a major producing region, is recycling back into its own economy a substantial portion of that growth, and it’s got real ramifications for available global supply growth as we go forward. So we have a good sense of what’s happening in energy consumption and, in particular, about oil. So having talked about the demand side, what about the supply of oil?

4.	Supply

Supply is an interesting story. Oil prices have moved up very substantially, and the core question for investors must be: is this simply an economic cycle increase or is there something more structural at work here? Our view is that the, that the change is far more structural. Why? Decades of poor returns in oil and gas, in the same way that we saw that for minerals, during the ‘80s and ‘90s in particular, caused capital around the world to be directed towards the new areas of the economy, starving the commodity industries – minerals and petroleum – of the capital to build new capacity. And in oil, as this chart shows, it wasn’t really until the year 2000 that the excess capacity that existed in the world’s energy supply system stopped hiding this issue: that the world was actually not investing in the capacity to meet, to meet the demand. What happened is the traditional swing capacity just got consumed and started being part of the base load supply. And the OPEC (Organisation of the Petroleum Exporting Countries) national oil companies became no more than just a normal component of base supply. And as this chart shows, capacity is essentially fully utilised. Any sort of a demand shock – and it is very difficult against a backdrop of where one country alone is driving, you know, 36% of the growth in demand to forecast that exactly – any kind of demand-side effect just shows that capacity up to be fully constrained. And as a conseq- as a consequence, this constrained capacity has translated into higher prices, which we think are structural rather than cyclical.

5.	Building Capacity

a.	Resource deficiencies

There have been several years of growing investment and expenditure in building capacity. Nevertheless, the shortage remains intact. We think there are a couple of reasons. The first is, as the oil industry started redeploying money in a greater way, all it did is it ran into bottlenecks in many other arenas and, essentially, just drove up costs, because key resources like labour, steel, equipment and other inputs were in short supply. We couldn’t respond – and still can’t respond – and, to that increased investment, and we’re just driving up costs.

b.	Political constraints

The second reason is more fundamental. Of course, the vast bulk of known oil reserves and resources are located where there are political constraints that inhibit the absolute free flow of capital, technology, labour and so on. And as a result, the investment rates there are actually lower than the pure price signals would predict. And in our view, these factors, for a protracted period of time, means that oil supply growth will continue to be constrained, almost regardless of price or expected return of these projects.

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c.	Short supply conditions

So, what is happening? The increase in oil price is not cyclical in the traditional sense but is driven by rising costs. This chart shows the relationship between oil price and the average of the highest quartile of production costs in the industry. Marginal costs you know, recently, certainly, do not explain the recent price movements. Those recent price movements are more explained by those constraints – the short, the very short supply conditions – and, basically, are opportunity-cost driven. But the key conclusion is that structural drivers for oil price change is in place, and we should not expect a cyclical reversal any time soon.

6.	Energy Prices

Why are we focused on this background? The key is, obviously, energy prices. We can’t see any scenario where we can conclude that strong oil prices and energy prices in general are not here to stay for a long time.

So what price oil? I guess this chart only goes to illustrate that forecasting oil prices is a difficult profession. It was done by the Energy Information Administration some 12 months ago. And, you know, there’s a couple of scenarios on here, but I particularly want to reflect for a minute on the low-price scenario and the high-price scenario. We think that the probability of the low-price scenario here is, essentially, zero, and the probability of the high-price scenario is not that improbable; we think that it’s actually quite high.

Now, since we spoke earlier about resources, reserves, how we book them and how we replace them, I thought that I would make a couple of additional comments for those of us in the room that have primarily a background in the minerals and metals sectors. Finding or buying resources, just like for, for minerals, is quite fundamental to value creation in Petroleum. Now that might be a truism – we are, after all, a resources company – but the oil business is a little different from the, from the metals and minerals business. Given capital and, particularly, the expertise, the technical expertise that Mike is going to talk about later on in our case, and the finding probabilities in oil and gas, adding to the resource base is actually quite predictable. Take technology, take your technical capability, add your exploration budget to that and, if you are competent, you are going to continue using that capability to find and bring into development oil and gas for about $20 per boe (barrel of oil equivalent), if I look at those industry figures. Obviously, you try to do better than that.

7.	Size and Investment Performance

Importantly also, I want to take a look at the types of assets in this industry. And in this industry, there is a very real relationship between size and return. Now, you might ask: why do I highlight that when we own a medium-sized E&P business? The reality is that we believe that larger projects drive better returns. And only the larger companies, of which BHP Billiton, in a balance-sheet sense, in a total size and scope sense, can deliver, secure and execute these larger projects, and handle, in particular, the cost and risk that is associated with these large projects. BHP Billiton behaves in the E&P space like the $220-230 billion company that it is, not like a medium-sized E&P business. So, just to make it absolutely clear: we focus on those assets that are large. We can execute the largest, highest-return projects, which Mike will show you: projects that are outside, in the outside world, in the domain of the super-majors. Mike runs a portfolio that looks like the portfolio of a super-major, with the returns that are associated with that.

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Our conclusion is therefore, that the scale and scope of the whole of the BHP Billiton business adds value to our Petroleum business. And just to absolutely draw the point home, in our mind, there is, therefore, a truly symbiotic relationship between the whole of BHP Billiton and its E&P business. And just to hammer the point home, our E&P business, in the hands of a medium-sized oil and gas business, would probably be worth less, because it would stop taking those risks, stop prosecuting the type of business that we, as a $220-230 billion company, wanted to, to execute. This means our Petroleum business is worth most if we own it. Can I say that again? Our Petroleum business is worth most if we own it.

VII.	A Symbiotic Relationship

1.	Reach and Influence

Our Petroleum business would have ranked about number 25 when measured amongst listed E&P players, but I have emphasised that BHP Billiton as a parent brings the financial power, the capabilities and the risk tolerance of the much larger company. We also deliver the global reach and influence of a much larger player. BHP Billiton is a global resources player with access and stature that can be used to facilitate Petroleum into assets and locations, where it probably would have found itself on more uncertain ground as a standalone player. BHP Billiton is a credible, well-respected developer and operator in a large number of jurisdictions around the globe. And additionally, we are not an above-the-radar competitor to the national oil companies and the super-majors. Our domicile is less contentious than some of the super-majors. And as the parent of Petroleum, BHP Billiton delivers a credibility and stature that it couldn’t secure in its own right. When major oil and gas resource holders consider the relatively small number of partnership options that they have, particularly for the more technologically complex, risky and higher-return options, we know that BHP Billiton is a credible and welcome alternative.

2.	Petroleum Stands Alone

Now, we have spoken a lot about what BHP Billiton delivers to our Petroleum business. What does Petroleum deliver to us or to the company as a whole? BHP Bill-, sorry, Petroleum stands alone in our portfolio for the consistency of its returns over the last five years. Petroleum has materially diversified our portfolio risk. The current alignment of high metal prices at the same time as we have high oil prices is actually quite unusual, if we look at past history. And as I have said before, our Petroleum business is but one part of our total energy portfolio, with ur-, uranium and energy coal complementing that. Another aspect of the Petroleum business that adds an interesting perspective and also helps explain why we don’t mind being a mid-sized player in this industry is that it’s the one business that, given the size of this market, our growth options are virtually unlimited. And finally, of course, the investment returns from this business is first-class. We will return to that theme later on.

VIII.	Resourcing the Future

1.	Agenda

Now, the final element that explains our strong belief in a business that is a very high-quality upstream E&P business, I am going to hand you over to Mike to walk you through this business and talk in particular how it is uniquely positioned to deliver growth and value that is unique and that is

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valuable to our BHP Billiton shareholders. But, before I do, given the range of astute observers that we have today, I would be surprised if you hadn’t noticed the theme of resourcing the future that appears in a couple of places around the room.

2.	Transformation and Focus

We’ve been through quite significant change over the last couple of years. And the fact is that the world that we serve has changed just as much. We’ve had a consistent strategy; it is very tight, and clear and unchanging. We’ve grown dramatically, and we are participating in this extraordinary industrialisation event that we’ve spoken about before. We’ve changed our portfolio to focus on that upstream space, and all of those other attributes that I highlighted in our strategy. And in that context, we have divested downstream products: steel, stainless steel, metals distribution, all of the smaller assets in our business. We’ve transformed ourselves into a very, very simple, upstream-focused player. We now operate and own a suite of very simple, very large, very low-cost, high-volume assets around the world. We’re clearly the largest diversified company in the world, diversified resources company in the world.

3.	What the Company Stands for

However, in that change process, how, while we’ve changed quickly and significantly, perceptions about the company in the external market have not always kept up, so we want to say in a very simple, direct and understandable way what our company stands for. ‘Resourcing the future’ makes that statement for us: a statement that will guide our people internally, and tell our customers and investors what it is that we do. In the coming weeks and months, we will use this theme- theme increasingly to tell more about the Billiton- the BHP Billiton story and the exciting future that we see ahead for the company.

And on that note, I’d like to hand over to Mike. And just as a reminder again, Mike is going to present in two parts: one before the break, one after the break, and we’ll take questions upon the completion. Thanks, Mike.

How We Run BHP Billiton Petroleum

Mike Yeager

Chief Executive, Petroleum

I.	Introduction

Well, good morning, and good evening, ladies and gentlemen. Good to be with you today. Thank you, Marius. I am delighted to update you on our business at this time. I think I’ve had a chance to visit with many of you one-on-one or with, in your various companies over the last 18 months, but the last time I had an opportunity to address a broad audience like this was in October of 2006. As Marius said, I had joined the company about six months prior to that and I came here to London and did the simulcast like we’re doing today and tried to update you on what our intentions were at that time. And I’m very, very glad to come back now and to update you on what we have been able to put in place since then, the results that we think we have been able to achieve and, just as

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importantly, give you a good glimpse into the future – one that we’re very, very excited about and, hopefully, today, you will be too. We have a lot, we have a lot going on today, a lot of it going on in places that are really, really good, with really good results and at a really good time. So, hopefully, I can describe that to you in more detail as we move, move along.

II.	Petroleum Business Overview

1.	Size and Scale

Let me start off by just giving you a very brief overview of our Petroleum business. Hopefully, as you’ve heard from Marius, we’d be about the 25th largest in the world if we were standalone, in a publicly traded sense, and it is a significant oil and gas business around the world, and I’ll show you that in just a moment. We do have a large and diverse portfolio of operating assets. We’ve got some exciting development opportunities and exploration permits and licences that we’ve been acquiring that are consistent with the theme that Marius talked about, about things that are material to this corporation. We have operations today in six countries, and we’re currently exploring with commitment wells in four others. And we have a large number of countries beyond that that we’re negotiating in and continuing to gain a foothold. We have eight development projects that are currently in execution and a large number beyond that. And I’ll show you how that is playing out; and we are very, very pleased with it.

2.	A Key Component

As Marius desc- described, we have been a key part of the BHP Billiton family for over 40 years, dating back to our legacy in the Bass Strait. I’m going to show you today the technology gains that we have been able to put in place over, over, over time, the emphasis that we are placing on that technology today and how it is paying significant dividends for us, as a key part of this corporation.

3.	Financial Significance

Hopefully, a, a, a small bit of numbers upfront solidifies our place in the family today. At the end of our first half of the year of ‘08, BHP Billiton Petroleum was contributing about 20% of the corporation’s EBIT; we were spending 32% of the corporation’s capital expenditure at that time; and, and the barrels that we bring to this company have a 76% EBITDA margin, which, as you saw in Marius’ chart, is the highest amongst the BHP Billiton commodities.

4.	Capital Competition

Like any other part of this corporation, we compete for capital in the boardroom and with our, with our senior management team. We have high rates of return, significant present values (PVs), and it is very, very rare that we bring something to the corporation for expenditure that’s 20 years of life or less. Most of our assets are long-life, just like our mining assets. The one thing that we do do that’s a little bit unique is, because we are talking about resources that are sometimes three and five miles below the ground – you can’t see it or touch it or feel it – we’ve spent a great deal of time working, working on what could be the worst thing that could happen here: what is the low side? What is the lowest amount of reserves that we could capture? What is the highest cost that it could take us to get that? What is the worst thing that could happen? And we try to bring the corporation projects that are PV-positive, even with a low, low side, then we enjoy the benefits of it when it’s way, way above that, which it normally is.

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5.	Cash Returns

Our, BHP Billiton has funded itself in entirety. We have strong free cash flow. Even over the last few years of record capital spending, it is amongst the highest of any commodity in the company, as well as the highest that BHP Billiton Petroleum has ever spent. We return billions of dollars to the corporation beyond our own needs, and this year will be a record in that regard. So, in, in, in summary, we are a key part of this corporation. We stand among the other businesses in equal stead and, in some cases, deliver superior returns in our own right, in those businesses.

III.	Financial Profile

1.	Production

Now, let me just give you a brief profile of what we’ve shown publicly over the last two or three years. Our FY06 and FY07 numbers are sitting there beside each other on the far right hand side, and the various categories and, as you can see, that, that top line of millions of barrels a day, I’m going to speak to that in both millions of barrels a day today several times, and in thou- pardon me in millions of barrels per annum, which is that end – the 115-116. That’s what we’ve averaged for the last two years and, as you can see, we’ve got, we had 60 million barrels in the first half of this year. If you double that, you can see we are starting to grow that piece and you’ll see that theme over and over again throughout our presentation today.

2.	Earnings

At mid-year, you can see how our revenue is up significantly on a rateable basis versus the two prior years. And our underlying EBIT is already at almost $2 billion after only halfway through the year. Our EBIT margin continues to be strong at the mid-year, at 63%. And as you can see, we’re ramping up our exploration spending on a rateable basis and I’ll describe how that has grown significantly this year, and we anticipate that going forward.

3.	Capex

We’re spending at a record level of capital. In BHP Billiton Petroleum, we’ll spend about $2.5 billion this year. We’ll see how that one’s looking. And you can also see how we had 100% reserve replacement last year, and I’ll tell you today that we are looking very positively for doing that again. And once again, our EBIT ROCE (return on capital employed) at the mid-year of around 52%, and now looking even stronger. So I wish I could show you the column that’s off to the, to the left of that. It’ll be our second-half results. Hopefully, over today, over the next few minutes, I can describe how the barrels are more, the price is more, the cost is low and the returns are going to be significant.

IV.	Production Diversification

1.	Global Operational Focus

Moving on from a few numbers, let me just kind of re-ground you now on where we do work. Our Petroleum headquarters is out of Houston, which is where I work and my senior management team, but we have our operating centres around the world as I’ve described. The red dots on the chart

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below show where we have standalone production units, in the Gulf of Mexico, Trinidad, in the UK, Algeria, Pakistan, in, in Western Australia out of Perth, and in the Bass Strait. And then the areas that we are doing significant exploration of right now that we’ll be sharing more with you about over the next couple of years are in eastern Canada, the deepwater Gulf of Mexico, offshore Colombia, the Falkland Islands off South America, Malaysia and Southeast Asia, continued exploring off Western Australia offshore and, of course, in the Bass Strait itself; so, significant places. Some of the oiliest and gassiest places in the world and, throughout my discussion today, I’ll be able to give you a little bit more insight into all of those. But a good global footprint and an area where we’re having good success in most all of those.

2.	Assets and Products

I may also give you some early exposure to how we’re aligned in regards to contribution. On the left hand side, you can see how we’re, how the major contributions of our total production, which, by the way, as I’ve said, has averaged 320,000 barrels a day for the last two years flat, comes from Bass Strait at about 25%, the North West Shelf, Atlantis, and Shenzi, Genghis Khan out of the deepwater Gulf of Mexico, our UK operations, our Algeria operations, and then everything else that is a lower percentage of that, that we call ‘other’, that is footnoted below. That is a number of assets, many of which are very significant, like Mad Dog in the deepwater Gulf of Mexico or our new Stybarrow project off of Western Australia that I’ll describe in more detail. But this gives you some breakdown as to how we reported at 31 March of this year our third, our third quarter results, and how that breaks down by operating unit.

On the right hand side, you can see the diversification that we bring further to the BHP Billiton family with our commodities. We’re now at almost 49% crude and, and 51% gas, but the gas is broken down into the natural components of, of natural gas, LNG and natural gas liquids (NGL). As you know from reading, if you do follow us, our crude side is going to increase over the near term as many of our barrels that are, that we are bringing on that are new are preferentially crude oil, but we will also be increasing the natural gas and the LNG as part of this portfolio also. Also today, I’ll describe to you how the margin on these things are, are the kinds of things that we dreamed about some years ago, and now we are bringing that to, to fruition, and we’re doing this in some of the most politically stable and fiscally responsible areas of the world. That gives us great confidence in what we’re going to show you, as we, as we describe it in detail.

V.	Core Strategy and Competitive Advantages

1.	Core Strategy

a.	Operational focus

As Marius described, our core strategy in BHP Billiton Petroleum mirrors that of the corporate family: large, long-life, upstream assets with multiple options. And if there is anything that we do on the Petroleum side that takes a little bit more effort, and that is that we go after things that we want to operate. That is not always a given, given the joint venture nature of the Petroleum business, but we do have the same basic theme as our corporation: to make sure that we have things that are material.

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b.	Organic growth

We target organic growth opportunities through ex-, exploration, and we go after things that are material to the BHP Billiton Group. We in other words, we are not trying to just optimise petroleum; we are trying to go after things, as Marius described, that are big enough to move our corporation, and I will show you some of those today.

c.	Proven basins and other opportunities

We have a balanced portfolio in proven hydrocarbon basins around the world, and we also pursue significant high-risk, high-reward frontier opportunities. This is the luxury that we have from the strong balance sheet that this corporation affords us the chance to do.

d.	Organisational model

We do this through a functional organisation, which means we are aligned world, worldwide on exploration, worldwide on our projects or what we call development, worldwide on our production operations and worldwide on our marketing. We are not organised in nine individual units around the world like we used to be, each with their own capability. We manage to a worldwide global portfolio, as I’ll describe to you. We think that gives us advantages, not only in making sure that we do things that are material to our company, but in making sure that we’re functionally strong in how we go about doing those things. And I’ll, I’m delighted to show you more of that today.

2.	Competitive Advantages

a.	Balance sheet strength

We do have, despite our size and despite a, a, a number of things, some competitive advantages that are extremely unique to us. As Marius said, and I think it’s absolutely true, our balance sheet as a corporation is that of a super-major and we, and it allows us to have the size and the energy of a start-up.

b.	Competition

We’re able to compete technically with the super-majors in our chosen locations around the world. And I’ll show you how, in the deepwater Gulf of Mexico and in Western Australia, we can go head-to-head with anyone.

c.	Technology

We have industry-leading geo-science imaging technology, particularly in the deepwater subsalt. For those of you that are familiar with the oil and gas industry, you are familiar with what that describes, our geo-science imaging is the heart of being able to see into the subsurface and being able to image what we think the reservoir potential is in the subsurface. Once again, this is three to five miles below the ground, as I have described. And we are, we are an industry leader in this. One of the more complicated aspects of that is when you have large amounts of salt that you try to image through. And we are a leader in that also. Some of the most difficult geo-science and geo-physics in the world, and we are very good at it.

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d.	Partnership

Our fourth major competitive advantage, and this is something I get the opportunity to see in my office, literally on a weekly basis, and that is others coming in to wanting to work with us. They view us as a trusted and a dynamic partner. When you work with BHP Billiton Petroleum, you get the technology and the expertise of the super-majors, in the areas that we compete in, but with a company that’s going to move quickly and going to move rapidly and get things done. Oftentimes, that is not what you get when you work with the really big guys. So people do see us and pursue us in order to be a partner.

e.	Speed

And then, last but not least, as a part of that, we can make the speed of our, the speed of our decisions very, very quickly and robustly, in a corporation that can move quickly. That is not that something others can do. So we do have some very, very unique competitive advantages as a part of our Petroleum organisation.

3.	Functional Organisation

a.	Model

The last time I visited with you in October of ‘06, we were briefly describing how we were going to evolve from a geographically orientated organisation into one that’s fo-, that’s functionally orientated. I want to update you on that. We have a very, very simple organisational model in Petroleum. It’s based on worldwide functional accountability. We have a division president that heads up each of, each of the areas that you can see here below: Exploration, Development, Production and Marketing. It allows us to have management focus on these key parts of the business that are absolutely critical to our success. If you were to wander our halls, you won’t find many people focused on a great deal of activity that’s not dead down the centre of these areas, which we call staying focused on the revenue line. We don’t have a lot of distractions; we’re buried down into these things.

b.	Exploration

Our worldwide exploration focus allows us, once again, to put the very best things in the world on the wall, do the best and stay away from the worst. Once again, we’re not trying to optimise Trinidad. If Trinidad has something that we are going to drill, it will be because it ranks on our worldwide seriatim[?] in an, in an excellent way. Our Exploration organisation, in addition to safety, is responsible for our opportunity inventory for the future, all of our resource adds that come from our Exploration drilling, our seismic and data quality, and our finding cost, and they are directly accountable for this. Things stay with our Exploration management until they’re of such a size and such a confidence that that little black triangle between Exploration & Development has been met. That CRT stands for ‘critical resource threshold’ and it’s the judgment we place on whether a discovery is of size sufficient to now place a project team on it and move it forward. When it has been decided that it’s big enough, then the division president of Exploration and the division president of Development sign off on that resource size, and we start driving that through and try to take it through as hard as we can, all the way to the finish line. But, once again, we’re functionally oriented around Exploration worldwide.

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c.	Development

The same with our Development organisation. This is where we drill, drill our wells and build our projects. Our division president in Development is responsible for not only, once again, the safety piece of the business, but the concept optimisation of how a resource can be monetised in the most efficient way, then taking that concept into a project in drilling execution, making sure that the cost and schedule of that project and the money is dealt with every single day. What we try, a little homily that we use, but it’s true: we try to know how many wells were made in a project last week and did it meet our concepts or not. If not, we double up on the well drills the next week. We want to be on top of our business that closely. And then, finally, they’re responsible for bringing these projects to commission and start-up. Once again, functionally orientated. All the capital, all the projects I’m going to show you today are down that group of specialists driving those things towards fruition.

d.	Production

The key break point between Development and Production is at start-up. And at start-up, our Production management takes over. That means that, in the meantime, they will have built a new Production organisation, they will have hired those people or repositioned them from other operations around our world, placed them on the assets while they’re being built. Oftentimes, our operating people actually float out with the assets while they are going offshore. Then, when they’re out there, they have already lived on them and they’ve already worked on them and they begin start-up. So our Production organisation, once again, in addition to safety, is responsible for the post-start-up execution, all of the daily production that occurs from that point on, making sure that we have the lowest cost operations that we can possibly have. And I’ll show you today how we think we are among the best in that area.

They are responsible over the life of that asset. As Marius said, we are only able to book a small amount of the reserves upfront, so we have to book those reserves as we go along, as we get the technical data that tells us that the reserves are there, so they are responsible for that reserve recovery over the life of that field. And then in order to offset natural decline, they are responsible for developing additional opportunities of compression, additional drilling, other types of equipment capability improvements and things to improve our operations. And as you’ll see, I think you’ll see today that our production organisation does things very, very well.

e.	Marketing

And then, of course, we work very, very hard to bring these molecules to the surface, so our marketing organisation needs to be focused on maximising them. As I’ll show you today, crude has there its own unique aspects, natural gas its aspects, and LNG. And we have a, we have global marketing organisations that, once again, in addition to their own safety, are responsible for capturing full market prices; they help us with gas market development, sometimes, where the market is not clear. In some of the countries like Trinidad and Pakistan, that is very, very critical that we help develop that customer base. And then, last but not least, some of our gas will not move into a fully-fledged project if we can’t have a concept there that allows that gas to be understood, so our gas marketing people help us with our, with our gas marketing through sponsorship of some of those projects and whether we should, we should take those molecules: should they go to the domestic market, should they be exported, how that should work, so very, very critical roles.

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f.	Common Standards

So, those four major divisions are the way we run BHP Billiton Petroleum. Everybody in our organisation, once again, if you were to visit with them, would sit in those things and be totally focused on the, on the on the metrics, as you can see here. This is new. This is what myself and our management team that I’m going to show you in just a minute have brought to the business over the last couple of years, and hopefully you’ll see the results and the early outlook for our longer-life activity that we’re very, very proud of.

These four divisions are supported by the normal global support functions: planning, HSEC, human resources, finance, legal, external affairs and IT. We have common systems that everyone works on; our geo-science is all on one common system; our reservoir engineering is all on one common system; our facility engineering is all on a common system. And our standards and our metrics and the data that we look at every day, and every month and every quarter are all the same at all the units around the world. We’re very, very proud of this. It allows us to have apples to apples to apples comparisons – something in our business that is really, really critical when you’re running a global business.

One of things it’s also allowed us to do is have a leaner organisation. An example of that would be, when we had nine individual units around the world, each with their own everything, we had about 210 finance people. In our organisational model that I’m looking at, that I’m showing you today, our key finance people are centralised in our headquarters and we have significant finance people in our operating units, but not every unit has their own specialist. So that 210 finance is now down to about 150 or 160. So a key concept of what you’re looking at here is our ability to have a lean organisation, a leveraged organisation, a low-cost organisation, but a stronger functional organisation, and that’s the theme I’ll, I’ll hammer home for the next hour or so with you.

VI.	Senior Management Team

Ok, now let me introduce you to a few of the players that you don’t get a chance to see. Many of these people speak in public from time to time but I’d like to give you just a couple of comments about our senior management team. On the left, in, in, in Petroleum is Steve O’Rourke. He’s our president of exploration worldwide. Steve had 17 years with Shell prior to joining BHP Billiton. He worked not only in Shell Oil in the United States but he worked out of The Hague on the international side. Steve is competent in both geo-science and geophysics. He has been with BHP Billiton now for eight years and he’s been a key part of the major discoveries that I am going to show you today and some of the things that we are, we are, developing as we speak. Steve and his team are deep and rich. We have as good of an exploration organisation, pound for pound, as any company in the, in our industry. We are sought after, as I said, for our deepwater seismic and, and geophysics, particularly in the subsalt. And then Steve has a number of vice presidents that work for him that are outstanding in their own right, so we have a deep, rich bench there in our exploration organisation and, as you’ll see, we’re doing a number of things, as I’ll describe to you later.

Nigel Smith is the president of our development. Nigel is, is, is spending this $2.5 billion that we’re going to spend this year. He has, Nigel was 17 years with Shell and ARCO prior to joining BHP Billiton and has been with us for eight years. So, as you can see, both Steve and Nigel are 25-year veterans in this industry. Nigel has worked around the world in a, in numerous countries and, even in his eight years with BHP, with us at BHP Billiton, he has worked in Trinidad, the UK, Australia, and now in Houston. Nigel has six large project managers running the big things that

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you’ll see today that we’re building around the world that work for him, as well as a, as well as a large drilling organisation and our supply organisation. So Nigel is a major part of our operations and, clearly, a key member of our senior management team.

Tim Cutt is the newest member of our organisation, the president of production. Tim was with Exxon Mobil for 25 years and has been with BHP Billiton now for about one year. Tim has, has held country-level responsibilities in a number of different places around the world, has a broad engineering background in, in, in the production sciences. He brings to us knowledge in facility integrity, reservoir management, drilling and the other aspects of how our operations should be cared for. Tim has, Tim has nine country managers that work for him around the world, with the footprints that I’ve described to you – a very, very large global reach and a huge job.

Renee Klimczak heads up our gas marketing organisation. Renee has 24 years in gas marketing, 21 of it prior to joining BHP Billiton; she’s been with us about three years. She has marketed gas as a direct, directly on the ground in a number of places around the world that are directly with the markets that we’re in today, and she heads this business up in a very, very strong way. Once again, a career gas marketer.

Alex Green heads our crude marketing, and as you know, we have a, with the new barrels coming on, this is a very, very exciting part of our business, to make sure that the refineries around the world are forewarned of the types of crudes that we are bringing on-stream and so we can capture maximum value as soon as possible. We have crude marketing organisations in The Hague, in Houston and in Singapore to deal directly with our customers, and Alex runs this large business for us.

And last but not least, Zlatko Todorcevski is our chief financial officer. Zlatko is our BHP Billiton veteran and has been with the corporation for 22 years. Extremely knowledgeable in all of our systems, a very astute man, broad in his background and, and clearly, a very, very senior member of our team and, and one that has, has high value.

This group, there is only two people in this group that were in place two years ago. The rest of them are new and the rest of them are all responsible for the things you are going to see today, both in regard to how we work and what we’re getting done, but I’m very, very proud to introduce those people to you and I look forward to you meeting them, and more about them in the future.

VII.	Functional Organisation Benefits

1.	Focus and Functional Excellence

Now, let’s take our functional organisation and talk just a little bit more about what we think the huge benefits are and how we gain value from this that should be of interest to you, our shareholders. First of all, I hope it has been very, very clear that the accountability and the organisational alignment that flows from this is, is, is not blurred. We do not have people drilling wells in the morning, producing a little bit at lunch and selling gas in the afternoon. We have people with head down, focused on their responsibilities and getting it done and getting everyone in their organisation aligned around that. And we’re very, very proud of how that works within the exploration, the development, the production and the marketing divisions.

We think it also gives us a huge opportunity to promote functional excellence in everything. As all of you know, the wells that we’re drilling today, many of them are $75 million. They’re being

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drilled in 4-5,000 feet of water and then they drill for 25,000 feet below the mud line once they, once they reach bottom. It’s hard to do this in a generalist way; it takes functional expertise, it takes diligence, it takes a long career of experience to be able to do it well. And we don’t have our people diluted with other things; they are focused on these roles and we think it helps us worldwide.

But it’s not just our technologists. Our lawyers, our supply people, our external affairs, we want everybody to be functionally strong in their job and then bring that, to bring that expertise to a common problem so we can solve it multi-functionally, but we are very, very proud of the skill that our company has and how that’s growing.

Our functional organisation, as I mentioned to you, gives us the chance to put things on the wall on a worldwide ranking basis. I cannot tell you how important that is. Once again, I’ll say it again: we always want to put everything on the wall, do the best, stay away from the worst. If you stay away from the worst, year after year after year, what it does to your return on capital, to your performance is just, is just mind boggling, and we have the ability, the natural ability to get that done.

2.	Leveraged Model

Our model, as I mentioned, is highly leverageable. It’s lowest cost and, as you’ll see in a moment, that bears itself out in the numbers. We’re very, very pleased with that. We have centralised expertise in our Houston headquarters and decentralised execution on the ground. We do not ha-, do not try to have specialists in every location. Our career development, without relocation for many jobs is a clear advantage for us. We have people who can move though a number of different job opportunities, get increasingly larger areas of responsibility, increasingly larger global reach and not have to relocate for a lot of our jobs. In today’s market, people are the number one risk that we have as an industry – that’s for a number of reasons – but, but this gives us a clear advantage in how we manage people. We still need global mobility, we still need the nine operating units to be able to execute on the ground, but it gives us a large amount of career development without having to relocate.

3.	Skills

By having the organisational approach we have, we also, it puts our very best skills on each opportunity and it gives us the ability to swarm a problem. Let me tell you what those are. We do not have nine experts to have in every place; we can have two, and we can have those two experts touch everything we do. That’s what our organisational model gives us the ability to do it today. We have everything that we do pass through the people who know the most about it. We don’t sign off on anything without our very top knowledge being applied to that.

Likewise, if we have a problem, we have the ability to take people off the 10th floor and stick them on the 11th floor and double down on that problem. We call that ‘swarming a problem’. And clearly, it’s an advantage that we have that others don’t. And then, last but not least, and the thing that I feel most value about, is I see it every day and I know Marius sees this every day also, and that is how rapidly do we learn. In our organisational model, if we’ve got something that is good or bad last week, we expect all the units to be doing it the next week, and our organisational model gives us a huge advantage in doing that. We don’t want to keep reinventing the wheel; we don’t want to keep making the same mistakes, and we’re clearly advantaged in that sense.

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VIII.	Results

Alright, so I’ve given you a bit about our senior management team, what we are trying to do, our strategy and what we think our advantages are. Let me just give you a glimpse of what we think some of the early results are.

1.	Performance Improvement

I’ll talk about safety later on. I know any time you’re with BHP Billiton, you hear about that, but clearly there are a number of reasons for that, in addition to just our moral obligation, and I want to expand on those a little bit later. But look, look at the performance improvement we’ve had over the last two years: we had 20 lost-time incidents in our fiscal year ‘06 and, this year, through nine months, and I can now tell you through 10 months, we’re at, we’re at, we’re at three lost-time incidents. This is industry-leading and, as you’ll see in a minute, something others wish they could do. On our volume growth, as I described, we have averaged 318,000 barrels a day for the last two years. In, in April of this year, just last month, we averaged 378,000 barrels a day, so we’re on a rapid growth increase and, as I mentioned to you, most of that is in the liquid side and most of it is in very political, stable and great fiscal regimes around the world.

2.	Base Performance

We have strong base performance. Our costs are low – very, very low; amongst the very best in the industry – and our reliability of our equipment is high. When we run something, it runs well, and it runs night and day, year round, and I’ll show you how that bears out in the numbers. We’re currently ramping up our major recent developments, primarily oil, as I’ve described. We’ve built a huge amount of additional capacity and we are now bringing that stuff online – very, very proud of it. In addition, we’re looking forward to the future and we have rejuvenated our exploration activity, both in the amount of money that we’re spending and the places that we’re going at around the world, but we’ve also had the success of two significant discoveries already this year. I’ll show those to you and how those will be the next part of our, of our, of our portfolio as the move forward. In addition, we have captured some of the best acreage in the world. Others are calling daily wanting to partner with us and we’re very pleased with that but, once again, we’re in some of the very best places in the world that we’ll be drilling over the next few years.

3.	Organisation

To underpin all of this is our organisation. As everyone knows, that’s the most critical thing we have and the important thing. We have been able to hire some 300 people – 299 to be exact – over the, over the last 12 months to join our organisation. Everything I’m going to show you today, we are essentially fully staffed and ready to go. We continue to be very, very proud of our organisation: its flexibility, its adaptability and the skills that are contributed every day. We’re very, very blessed in, in, in that sense.

IX.	Summary

So, in summary, in how we run BHP Billiton, a couple of key messages, a significant oil and gas business and a key part of this corporation, and it has been for a long, long time. Our core strategy is very clear and very simple, and all of our employees understand this and are attacking it every day. We’ve made significant organisational changes over the last 12-18 months. We’ve retooled

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our skills, particularly in the senior management level. We’ve upgraded our focus and we’ve attacked in our metrics and the things that we do in a very different way to in the past. So any numbers that you might see prior to that, we’re very, very proud of our legacy, but I, hopefully I’ll show you today how, going forward, we should be able to improve on our historical performance in a very, very significant way with the things that we’re doing. That is aided by an experienced senior management team and it’s implementing the strategy well. We have a deep team, it is very capable in every respect, and everything I’m going to show you today will bear out. This business has real competitive advantages: the balance sheet that Marius described that our corporation affords us, and then the focus that we have and a, and a great number of partners who want to work for us make for a very, very good set of circumstances. And as I’m going to show you today, we feel like their strategy over the last 18 months to two years has already delivered some very significant results in safety, volumes, cost, project development and in our exploration future.

Driving Base Performance

Mike Yeager

I.	Introduction

1.	What is Base Performance?

So, with that bit of headline, now I’d like to move forward and cover this next piece before we take a break, and describe to you how we, we, we manage what we call ‘driving base performance’. Let me start off by just telling you a little bit about what we mean by ‘base’. And by ‘base’, we just mean the very simple concept of whatever our, our, our operations are that are on-stream today. As I mentioned to you, that was 318,000 barrels a day, and all the facilities and all the wells that we had at the end of the last two years. But since then, we’ve brought on four new major projects and they’re now part of our base and they’re now being executed with all the metrics and all the focus that I’m going to describe to you today. Our base is extremely large, ladies and gentlemen. This is where the, the billions in dollars in revenue pass through. This is our cash register. This is, we’ve worked for, sometimes we explore for something, we develop it and we bring it online, and that gestation period might be seven years. When we finally get that stuff running, we want to do it right and do it well, and manage it manage it accordingly. I will tell you that I, personally, spend as much time on the base as I do on the future – the base is that important to us and, hopefully, that will bear itself out today.

2.	Offsetting Productivity Decline

So, driving base performance in our, in our operations is a key part of what we are about. We think it’s part of our functional excellence and we try to share those things with the rest of the corporation. Our in-country management has this direct responsibility and they’re supported by our global functional organisation at our, out of our headquarters. Our goal in doing this is to maximise things over the life of the field. One of the most important aspects of that is to mitigate the natural production decline. If many of you in here are familiar with the oil and gas business, and even if you’re not, these reservoirs below the ground are like big balloons; and when you stick a straw in that balloon, that pressure gradually comes out. And initially, that pressure is high and the rates that flow from that balloon are high but, over time, as that pressure decreases, that rate wants to slow, wants decline a little bit. In the oil and gas business around the world, that natural decline is about

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6-9% per year, and that’s what would happen if we just sat back and did nothing, but we don’t sit back and do nothing. And therefore, what we do there is to make sure that we are able to decrease this significantly, and we do this with all the things that I’m going to show you today, and getting that down to 2 or 3% is what our goal is. At BHP Billiton Petroleum, we have been able to exceed that goal over the last two years. As I mentioned to you, we were 320,000 barrels a day in fiscal year 2006, 320,000 barrels a day in fiscal year 2007, mainly through the things that I’m going to show you today to completely offset natural decline. We’re very, very proud of that. You can’t do that forever but, certainly, we’ve been able to do it for the last couple of years and we attack this very, very hard.

3.	Extracting Maximum Value

And then, lastly, as Marius described, initially we’re only able to book so many reserves and we’re only able to know so much knowledge. Many of our deepwater fields that will last 25 years, we might only have two or three wells in there when it starts up, so we’re constantly reading and studying that data that flows – the pressure, the temperature, how things are interacting – so that we can maximise and extract the, the, the most fullest recovery factor of the reserves that we can over the life of the field. This is what our reservoir and geoscientists do and it’s clearly an important part of our, of our, what we call driving base performance – a very, very critical piece.

II.	Base Producing Areas

1.	Bass Strait

Just trying to get things to advance…there we go. I’ll give you a little bit of orientation now into our base producing areas. Most of these are very large, very familiar to some of you but, if not, let me just briefly describe them. The Bass Strait, as Marius said, is our legacy. It’s where BHP Billiton was, participated in the discovery of hydrocarbons some 40 years ago. And here, 40 years later, in partner with Esso in, in, in this area, our facilities are still working well and, last year, we had record gas sales – the highest we’ve ever had in the history of the Bass Strait – so we are, this continues to be an extremely strong asset for us.

2.	UK

Here in the UK, we have our operations up in Liverpool Bay. These are long-life assets discovered back in the early ‘90s and continue to be prolific today. As you saw in the chart, they’re still one of the largest assets we have. In an addition to that and being highly profitable and well managed, we have an offshore, a set of offshore fields, we have a gas plant, we have a terminal. It’s a great place for us to train our people around the world and so that’s the utility portion that the UK operations also serve in addition to the value that they have. It continues to be a place where we can bring nationals from around the world, get them trained and then bring them back to their home country for, for our operations.

3.	Algeria

In Algeria, we have very large and very stable operations in two fields there that we’ve been part of for the last 15 years or so. These are highly profitable and very stable, and a key part of our operations today.

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4.	Trinidad

And in Trinidad, we have been in Trinidad now for five or six years. We made some discoveries back in the lat 1990s there. The field is called Angostura. We’ve now got a very significant oil operation in Trinidad and we’ll be bringing to Marius and the corporation in the next six months or so a significant gas project, where we’ll be developing the gas resources that have been discovered as a part of this.

III.	Production Growth Areas

Our other, other areas of our base – and now getting into the areas that are rapidly growing – are deepwater Gulf of Mexico. Between now and the end of fiscal year ‘09, we will have 100,000 barrels a day net to BHP of new barrels that will be for our account out of our deepwater Gulf of Mexico. That includes both the fields that are on-stream today, like Mad Dog and, and Atlantis, but it will also include our Neptune and Shenzi developments as they come online – a significant piece of our business, great fiscal terms, very stable and a key part of our portfolio going, going forward.

Our operations in Western Australia are strong and we, we’ve augmented those recently with a new project that has come online, called Stybarrow, of 80,000 barrels a day, and I’ll show you that to you in just a few moments. In the lower left, you can see our interest in the North West Shelf, a large joint-venture operation there where, where big gas is brought in off of Western Australia, brought into an LNG facility there in, in, on land, and then shipped into the various markets throughout Southeast Asia. We’re up to our fifth LNG train that’s being built there now amongst this, amongst this consortium. We have one sixth of that, and this new train will come on in late 2008.

And then, lastly, our operations in Pakistan, where we have just increased our development, through a significant development, increased our daily production by 50%, and I’ll show you what that looks like over the… and we’ve done that over the last three or four months. So, a large number of base operations.

IV.	Key Strategic Objectives

Here are the key metrics that we try emphasise in what we call driving base performance: our safety, our reliability, our cost, our volumes and our prices. Our safety, as I’ve mentioned to you, I’m going to show you some data that would, that bears out that we think we are amongst the very best in the industry in this regard, and it is clearly the focus of our daily operations for a number of reasons, as, as, as I’ll mention. Reliability is the ability to maximise daily volumes through world-class facility and equipment reliability and management. Like I say, we’ve spent all this time building it; we want it to run, and I’ll show you the very stiff test we give that, but we’re very, very proud of it. Cost: we have, we think we have a first-quartile cost position. That is extremely important to us and not only does it allow for this margin capture that you can see flowing into our corporation, but allowing our daily focus there, we never put our eyes on the price line; we keep it on the cost line and let the rest of it take care of itself. Our volumes – our volumes are growing substantially: as I mentioned to you, 320,000 barrels a day for the last couple of years, and 378,000 barrels a day just last month and this morning, our morning report from last week is that we’re over 400,000 barrels a day now, as we speak today, so this is continuing to rise, as I’ve described. And, as I’ve mentioned, prices: we are in a very dynamic situation there and we want to make sure we capture everything we can.

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V.	Safety

Now, let’s look at those things very briefly one at a time. In our safety – and, once again, I’ll close out on this chart – this is the thing that I’m probably the most proud of of everything I’m going to show you today. Myself and our senior management team will tell you unequivocally: if this page doesn’t look good, the rest of it doesn’t, doesn’t feel good to us. This is absolutely where our importance starts and stops. Let me close out this page by describing to you why, like I said, in addition to the moral obligation.

1.	Total Recordable Incident Frequency Rate

But first to the data: the top chart in the upper right shows what is called ‘total recordable incident frequency rate’. It is a standard term that all oil and gas companies use around the world. It has very strict definitions and we benchmark against each other through the gold line through the middle there, which is called OGP (Oil and Gas Producers International). That is an organisation where we submit our data and it’s all put forward in a, in a way so that we can benchmark. You can see how BHP Billiton Petroleum has had a steep decline in our total recordable incident frequency rate since ‘05 and now, through the first quarter of ‘08, we have been able to decrease that rate by 72%. We have, this is now clearly in the top quartile amongst all of the industry and something that we are extremely proud of. We’re also extremely proud of the fact that we have been able to do this with the backdrop of the largest amount of drilling and construction that we have ever had in our, in our, in our business’s history, so that’s extremely gratifying.

2.	Lost-time Incidents

But even more gratifying is the chart at the lower, at the bottom, and that is lost-time incidents: that means an incident occurred when someone had to go home and they could not work at all. The top is anything that’s happened that’s recordable: that could be a stitch, that could be a, any prescription medication at the top. The bottom means someone’s hurt significant enough to go home. Our lost time incident frequency rate, as I described to you now, is now we have had zero lost-time incidents in this calendar year of ‘08, but the broader metric that I described earlier going from 20 lost-time incidents two years ago to six last year, to now only three in this fiscal year is, is, is a tremendous accomplishment and, as I mentioned, here in calendar year ‘08, zero. That’s why the red line goes all the way to the bottom. Once again, clearly in top-quartile performance and something that we’re extremely proud of.

3.	Monitoring

What are the couple of things that we do that would be, would be noteworthy? We measure, we track everything that happens out there. We have had 1,200 smaller things occur where we have had to stop and fix them. We have our employees, our managers, our supervisors and our contractors reporting these things and they are tracked and recorded and, from the time something is noticed until the time it is fixed, we monitor that and make sure that we measure that, and I’ll look at that personally every month. So it’s resulted in 1,200 activities being, being taken to improve our operations.

We have common operating standards and common operating systems around the world. If you’re going to fly, to get on a helicopter at any one of our sites, you’re going to go through the same basic training and the same basic procedures. The helicopter itself is going to have been inspected, and

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have, both for its operability and its maintenance in the same basic way around the world. So we really feel like this helps us a lot. And then, last but not least, we have key management roles that are very, very focused on safety. They’re also focused on reliability, the thing I’m going to show you next, but clearly we don’t have jobs that are, that are like I said, good, big marketing operations and also trying to run all this equipment that is so hard to run, and we think that paints us in good stead.

4.	Moral Obligation and Good Business

So let me close this out with why we feel so importantly about this. It should be of interest to you. Obviously, Marius and I, our management team, we have a moral obligation to keep a, to have a safe workplace. If you were working for us or we were working for you, or your children or your spouse or any of your family, you would want them to know that they could come to work and be able to go home safely every day. So that moral obligation is always number one. But right behind number one is number two, and that is that, that good safety is equal to good business. I can promise you that we have looked at hundreds of operating units around the world and looked at them in a number of different companies, and you will never find one that has sustainable, solid business performance that does not have sustainable solid safety performance. It is an absolute correlation and it goes without question. The reason is the same muscle, the same habits, the same functional excellence that it takes to be safe are the same habits you have in spending money, making decisions, deciding priorities. So our, our production managers around the world, if they are not competent in this area, we get someone else, and they know that. They all are competent and you can see the results of that, and we’re extremely pleased with it. But good safety is equal to good business, and that’s, that’s critical to us.

VI.	Equipment Reliability

Now let’s move to the second thing that we focus on when driving our base performance, and that is our, our equipment reliability. We’ve had significant uptime improvement over the last couple of years, and this is something that we’re very, very proud of. We measure against the high standard that we know of. We call 100, 100, 100. What that means is how close did we come to the perfect month of 100% of our wells flowing at 100% of their maximum capacity for 100% of the time. No excuse, no reason, no anything: how close did we come to that perfect month? And as you can see, the results are over there in the orange bar graphs. By tracking and monitoring both scheduled and unscheduled downtime of all activities, we’ve been able to improve this by about 4% since the first quarter of ‘07. We were averaging 89% and now, as you can see, for the last two quarters, we’ve averaged really close to 94% in our operations.

Why is this important? Once again, not only did we work too hard to get this, get this stuff ready to sell to not handle it well at the end, but 1% uptime is equal to 1.5 million barrels per annum or equal to 4,000 barrels of oil or gas today. So, it’s very, very important to us. So, as you can see, a 4% improvement is a very, very substantial change on our year-on-year performance and something we’re very proud of. Some of the key activities that we’ve done, as I’ve described to you, all downtime is tracked in great detail and it’s corrected and recorded and they’re issues shared worldwide. We have global standards for reliability, just like we have for health and safety and environment. We make sure that our facility integrity, our maintenance is all done in a standard way, and at any given time we can tell ourselves the status of all of our equipment and whether it’s functioning or whether it, whether it requires additional work.

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And then, after safety and environment, this is the primary role of our operating management. As I mentioned to you on the previous page, we have operating jobs called – we have a job called Operations Manager. It is one of the most respected and highest-paying jobs that we have in our, in our, in our business and it’s focused on safety and reliability, every single day, making sure that everybody’s safe and making sure we get every drop sold, through, through reliable equipment.

I see the performance of this every month. We look at every single one of our units. We see how close that unit came to 100,100,100 being perfect and I share this with Marius and the corporation on a quarterly basis. That’s how important it is. I am very, very proud. And, as you can imagine, when you look at that Stybarrow drawing down there – and I’ll show you more about that new development in a minute, as you can see, it, it takes a lot to keep this stuff moving. And we’re doing it well.

VII.	Cost

The third major part of our, of our, of our, driving our base performance is our cost – very, very critical and we think we’re in really, really good shape here. So, not only in today’s pricing environment are we enjoying the benefits of that, but look what we’re doing on the cost side. Our cost is highly, highly competitive amongst our industry peers. We measure cost on a per barrel basis, on a unit basis, and I will promise you that every single person at BHP Billiton Petroleum can tell you what their unit cost is per barrel. Our IT people can tell you what their cost per barrel is; our lawyers can tell us what their cost per barrel is. So, that’s the emphasis that we put on that and we know that if we understand it, and each and every part of the organisation is trying to decrease that cost per barrel on a given basis.

So, how are we doing? The graph in the upper right shows in the upper right shows our cash unit OPEX per barrel that we’ve averaged over the last few years and going forward. We’re right now sitting right at $5 and with everything that we can see over the next several years, we’re thinking that could rise to as high as $6. Ladies and gentlemen, that’s our cash breakeven cost on the day versus the prices that you see in the market. That’s the margin. We’re very, very proud of that. When you take that to an EBIT standpoint, you have to add in the depreciation – that’s the graph at the bottom. Right now, our depreciation, which is really how much capital did we spend and how many barrels of reserves are we are going to get, and then as we get each barrel produced, we subtract that depreciation amount on a rateable basis throughout the life of the field. Right now, our depreciation is right at $6. Because of the inflation in our industry, the large capital increases and some of our projects being more expensive, that’s going to rise over the next several years to probably around $10, to $12 at the most. As you can see, that’s still highly competitive with our industry peers. And you add both of those together and that means, on an EBIT basis, we’re all in for less than 20 bucks. That’s what Marius described earlier.

So, when you look at today’s realisations, when you look at today’s world, that’s where we are. $6 on cash and less than $20 on a cash plus depreciation basis at the EBIT line. That’s how we’re able to, to contribute these extraordinary returns and extraordinary margins to our corporation – something we’re very, very pleased with. But, as you can see, on a peer basis, we’re industry leading. We expect to be there. Some of this is the advantage of our portfolio – there’s no doubt about it - but a great deal of it is the advantage of our functional organisation and the focus on this on a daily basis and what it, what it gives us. And once again, these are new things that would not have been present in our performance just two years ago. So we’re very, very proud of that.

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VIII.	Volumes

1.	Overview

So now let’s move on to volumes. As I mentioned to you, 318-320,000 barrels a day for the last two years. So, that’s what we enter this year at and now this is what’s happened since then. We’ve started up four new projects during the course of, of the last nine or 10 months. They are listed there at the bottom, with a little bit of criteria about each one. I’ll give you a very brief picture of each one in just a minute, but Stybarrow, Genghis Khan, Zamzama and Atlantis South are the big projects that we’ve brought on. As you can see, we’ve listed there in orange the amount of BHP Billiton share of incremental capacity that will flow through those vessels. And, as you can see over on the far right-hand side, of that full 158,000 barrels a day that those, that those projects entail, we are now at, right at 90,000 barrels a day in regards to our, of the volumes that are going through that. That can be looked at – the detail of that can be seen at the very bottom line, which is called current, under each one.

Let’s take a look at Stybarrow. Our working interest is 50% of an 80,000-barrel-a-day new development. That means our net capacity is 40,000 barrels a day and we’re already ramped up to the full 40,000 barrels a day, which means we’re on plateau. Genghis Khan, we only have two wells down now of all that are planned, so we’re continuing to drill. Zamzama, as I mentioned, we’ve gone from 300 million cubic feet a day to 450 million cubic feet a day, fully there, so that facility is on plateau. And then, Atlantis South, which is one of the largest projects in the entire world, we have 41% of the, 44.1% of, of 200,000 barrels a day. Our net capacity will be 77,000, 175,000 barrels a day and we are continuing to drill. We have seven or eight wells online now. We should have the eighth well online either today or tomorrow, but we’ll continue to drill and it’ll take about 16 wells to get that full. So, so, so, we’re continuing to drill at Genghis Khan and we’re continuing to drill at Atlantis, but as you can see we’re already, we’re moving rapidly toward our share of that 158,000 that we have built in our name over these four projects, and that will continue to rise, as I’ve described.

Very, very excited about this, not only being done in some of the very, very best places in the world, very, very political stable places, but a huge bias to liquids. Let me just take a, take, take a minute there and, and make sure, as you look at this chart, I’m sure many of you have read even the articles this morning and how pricing is looking and how robust it is, and, obviously, we, we enjoy that. But, as you can see from our business, we don’t focus on that. We try to focus on those fundamentals and then let that take care of itself. But, I, I do want, want to let you know that, when you look at the type of, of places that these barrels are flowing into, one of the things that is a huge, huge advantage to us, these barrels could be flowing just like this in other parts of the world and we would not be keeping all of them. The fiscal regimes of the world vary in many different places and the barrels that you can see here, and the barrels you’re going to see on the projects that I’m going to show you, are, like I say, are some of the very best places in the world.

In the deepwater Gulf of Mexico and in Western Australia, we pay very, very small royalties. We keep the majority of the barrels ourselves and then we are not capped on having to share price with the Government or anything. So, we keep all the upside. If these barrels were in Algeria or some other place of the world, then you’d be sharing that upside with the Government. You’re actually capped on what you’re allowed to keep. So, not only are these barrels big, they’re politically stable. You capture all the upside in there.

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2.	Stybarrow

I’ll show you a brief little description of these things. Earlier, I showed you a brief cartoon of Stybarrow. Stybarrow is a 50% working interest facility that came online last November. It is an FPSO, which sands for floating production, storage and offloading. This is where we take an old cargo tanker, something that used to haul crude around the world. We cut the deck off of it, take that off, put processing equipment, oil and gas processing equipment on the deck of this old very large crude carrier (VLCC). We then plumb, bring the wells into that processing equipment, separate the oil, gas and water, send the water back down, back, back into the disposal well, put the crude inside the vessel and have a cargo, have a new cargo tanker come in and offload that about, whenever it gets full. That’s the advantage of a floating production and storage vessel around the world. This is very common technology. It’s used in areas where there’s not a pipeline system where you can put the crude into it. BHP Billiton has extraordinary deep experience in building FPSOs.

Stybarrow is our, is our newest one. It came online last November, about two months ahead of schedule. It achieved sustained production capacity of 80,000 barrels a day within weeks – and that’s where we sit today. The - one of the single wells in the Stybarrow field achieved 32,000 barrels a day, which is, the second highest in, in Australia. There has been one well in history that’s been higher than that. We’re very proud of it. That means our technology, our geoscience and all the things that we did was very, very optimised.

Now, this picture describes – you can see the vessel floating on the surface, you can see all the plumbing to get down to the trees on the, on the, on the sea floor, and then what you can’t see are the wells that are drilled down below those yellow things, the long, horizontal wells that go down several thousand metres below the ground and then turn horizontally into this, into this reservoir in order to get that done. So, pretty complex stuff. So, when we talk about, 100, 100, 100, we’re seeing how perfect we can be every month, to all that working perfectly. That’s what we try to do.

3.	Genghis Khan

Genghis Khan is our next, is our next operation. It, it is sub-sea wells tied back to an independent platform, called Marco Polo. This is in the deepwater Gulf of Mexico. We have 44% of this. The, the flow lines that are designed and the capacity we have in the Marco Polo platform is 55,000 barrels a day. It was brought online in October of this year and, and it’s part of our broad Shenzi development, that I’ll show you later on. Shenzi’s one of the biggest projects that’s ever been done in BHP Billiton. Petroleum is executing that now and it’ll, it’ll come on in a year or so. But Shenzi and Genghis Khan are part of the, the geological province, so as we, as we execute Shenzi, we’re actually enhancing Genghis Khan by two years, and our second well was just drilled.

Now, each one of those yellow things at the bottom is a Christmas tree and there’s a well – that’s the wellhead, and then the well extends down below the surface. And, once again, these wells are drilled to about 20-25,000 feet deep and then those things come together to that common yellow thing in the middle that’s called a manifold, where all the well fluids combine and then they go into the central facility for processing. This is in 4,200 feet of water, to get this stuff done. It takes extraordinary technology, and we’re pretty good at this.

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4.	Zamzama Phase II

Our next one, Zamzama, which is our major expansion there in Pakistan. BHP Billiton has a 38.5% working interest in this. It came online in February and this is a cryogenic plant, which means we take the gas, we cool it down to -190°C. We knock out all the impurities at that point and then sell the gas and take the liquids and do something else with, with those. Our full 150 million a day or 50% capacity expansion is now complete and it’s online and we’re at full rate. This is located down near Karachi and we have a wonderful workforce down there that has great safety and great reliability, and this is going to be a good part of our business going forward.

5.	Atlantis

And then last, but not least is Atlantis. Atlantis is one of the largest projects in the world. Once again, in the deepwater Gulf of Mexico. We have a 44% working interest in it. Atlantis is a semi-submersible platform, which means it floats on the water and then is, and then is guyed to the floor with guy wires. And then it has deepwater sub-sea wells that are, that are drilled on the seafloor, like I’ve shown you, and plumbed up onto the Atlantis platform. It was brought online in October of last year, when we were able to start selling crude off the facility, but the gas was delayed for a couple of months into December – and I’ll mention that in, in, in just a moment. Atlantis is designed for 200,000 barrels a day. As I mentioned, we have seven or eight wells that are online and we’ll continue to drill for the next several years to try to bring this facility up to its maximum capacity.

Our, our operations today are strong, but as you can, as you can imagine, something like this takes a great deal of planning, a great deal of, of, of technology, know-how, and the Atlantis field, with its huge reservoir and its huge life will be a key part of this business for the next 20 years or so. Now, when we got ready to bring the, the, start the facility up, we had a problem in the gas export system, where we had a plug in the, in the export line – it’s called a hydrate. A hydrate is what happens when natural gas and water come in contact with each other under certain pressure and temperatures. We had that occur in the Atlantis facility. That’s why the crude, as you can see in the remarks up there, came on in October and the, and the gas did not come on until December. That caused us to have to go in and remediate the gas line. We had to circulate some chemical through that line and dissolve the hydrate before the gas could be sold. One of the things that happened there is that we did use our drilling rig that we would normally be drilling wells on, to, to do that remediation and that’s caused our drilling activity to be a bit slower. So, we’re continuing to bring our Atlantis wells online and we’re going to catch, you know, catch that up as best we can over time, but right now we would, we would have hoped to have had one or two more wells online. But right now, as you can see on the chart, that’s what, that’s what we have today. But Atlantis will drill for several more years and, and will be a major, major part of our company, as I’ve described.

IX.	Prices

1.	Overview

So, let me take a very brief pause there. That’s, that’s what we’ve done to try to drive our base operations. That describes the steel, the people, the techniques, the operations worldwide. And, sp all of you know, this is 24-hours a day, seven days a week – Christmas. Every other day is a normal day out there and our people do this extraordinarily well. And because of that and because of the

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long lead times and the time that it takes to do this, when it comes to selling it, we make sure, sure that we are very, very careful. So, I would like to take just a moment and just tell you a little bit about our, about our, about our marketing and highlight some very, very significant opportunities that are not only present in the, in the market today, with prices being more robust, but many of our older volumes that are online today are going to go through price renewals and I want to make sure you have some exposure to that.

But, our, our marketing organisation is, is, basically as I described earlier, a global crude organisation and a global gas marketing organisation, focused on those two different commodities. They have different customer bases and they have different, and they have different needs and different data that drives them. But we have those two organisations that are going to be responsible for everything I’m going to show you. We are able, and we are very proud of the fact that we can sell. We can measure every day everything that we can produce and we can compare that to how we sold it. Every single month, I can tell whether or not there was any gas that was left over that we didn’t sell or any crude that should have moved that didn’t. So, our gas and crude marketing people are integrated into our operations – this is absolutely critical to us - and we are very, very proud of the way that that works together.

Our goal, which is no different than Marius would tell you about the corporation, is to capture maximum daily price, or as close as we can. As you’ll see when I describe some of the markets in a moment, you sell crude in the global market – it’s a global commodity and it’s sold on a visible set of benchmarks and indices, and that’s a pretty simple thing. Our ability is to capture it into the right refineries and get the right price, but as far as how, how it gets measured, it’s just a pretty straightforward operation.

Natural, natural gas can become much more complicated. That can be sold only on the local markets sometimes, or it can be exported, and it has different criteria to it. So, those are just two examples of how it might be very different to go about what is our, our maximum daily price and how do we go about getting that. And, as you know, these markets are evolving.

And our final comment down there, once again, is absolutely said of the full corporation. And all of you that are familiar with our corporation know this, but if you’re not, our, our, our, our theme or our, our guideline is that we’re going to give our shareholders full market exposure. We don’t hedge, we don’t speculate, we don’t have anything like that. We’re going to afford the full, full market exposure on a daily basis, and Petroleum is no different.

2.	Oil

So now let me make a couple of comments about the markets we’re in and if you read the Financial Times this morning, then you know that the headline is, is a, is a bit of, of an understatement, that the, that our pricing environment is strong. On crude, as you know, we’re bouncing around the $120 range. None of us asked for that; none of us expected it. Having been in this business for 27 years, I can tell you where I was standing in 1986, when it was in single digits and where I was in 1993 when it was in single digits. And, so, you know this is, this is not something that we take for granted. All of you have your own opinions about how crude prices are going to, going to go – and I’m not going to say a lot about that. But, as Marius described, we do study the fundamentals here very, very hard. There is enough supply to meet demand, but it’s tighter than it’s ever been before, and right now it’s less than 5%, is our, is our view. Any time it is below 5%, it looks like that different behaviours kick in, and I think that’s some of what’s going on. But not doubt, we are tighter than we’ve ever been before. And that’s, and that’s causing what we, what we can see. That and a weaker US dollar, which is causing people to use crude as kind of a gold hedge, if you will.

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So, there is an awful lot of price movement here. Certainly, we’re taking advantage of it. We are selling cargoes right now, ladies and gentlemen. It is astonishing for me to have been in this industry as long as I have to look at those reports every day and see those sales at $110 – but they are occurring. And that’s nice because we have 100,000 barrels a day of new production there in the Gulf of Mexico and the 40,000 barrels a day in Western Australia. Both of those are net to BHP Billiton. So that’s what’s happening to us right now, as we speak. I’ve already described the excellent fiscal terms, the ability to capture the full upsides on that and not be sharing that with anybody, and I’ve described to you if those barrels were happening in different countries of the world, we would not be capturing all that. So, it’s very, very solid.

So, this – pardon me, our company-leading EBIT margin – the things that we’ve described, that Marius described earlier, where Petroleum contributes in a, in a very superior way throughout our company - we expect that to continue and it’s a wonderful time to have a large number of new barrels, do it at great, great fiscal terms and do it in a great macro-profit environment, and you’ll see that in our results as we published that at the end of this fiscal year.

3.	Gas

A brief comment on gas. Gas is sold regionally, as you know, and sometimes even locally, and that creates different things. We are seeing the call on gas around the world to be stronger. This is obviously supported by the clean fuel initiatives that are going on and gas becoming more of, of a, of a fuel of choice, if there is a choice, because of its environmental superior aspects. And it’s also because of the growing economies we’re in. We’re selling gas in Pakistan; we’re selling gas in Trinidad. And as those great countries grow themselves and become, become stronger, the call on our gas is stronger. So, we are seeing those markets open up.

The same is true in Western Australia. We’ve had gas discovered there for some time and you’re going to see the projects that I’ll describe a little later, where we’re starting to move some of that gas into the domestic market, as well as for export.

We are also moving to shorter duration contracts. Some of our gas in the past has been sold at longer, more committed contracts, but like everywhere in the world, the minute supply and demand start to get a little bit tighter, then as a seller we’re able to, to, to work the market a little differently than when it is totally a buyers’ market. And that’s happening on a global basis. We’re seeing our contracts become shorter, tied more to liquid prices, and to make sure that we’re able to capture the evolving pricing structure, as it does occurs, which has happened everywhere in the world.

We’re blessed with very strong new gas volumes that are becoming on stream. In the North West Shelf, we’ll be selling more domestic gas. Kipper and Turrum are out of the Bass Strait. Angostura’s in Trinidad and Macedon is there sold into the Western Australian domestic market. So, not only is the crude price environment very, very strong, but our gas is moving, and moving at better prices than we had. Several of our projects when we first put a gas, a gas sales price to the project two years ago, that price in some places around the world has doubled since that, since that was put in, put in place. So it’s not just on the crude oil side, and you’ll continue to see that, you will see that in our results.

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4.	LNG

And then a few comments about LNG. The LNG market is, is unique in a couple of respects. Number one, it has completely reversed itself in the last three years, due to the shift in supply and demand. And it’s also tied to crude oil prices – you should know that. Our LNG cargoes that are sold into South East Asia are sold against a crude cocktail called the JCC – the Japanese crude cocktail, and it, it’s certainly a, a formula of a number of different crudes around the world and it is the basis for the pricing of that LNG. So, our LNG is now a sellers’ market.

Several years ago, we were having to work real, real hard to market our cargoes of LNG and now we have multiple Asian countries calling on those same cargoes, competing against each other. And our recent Asian LNG cargoes in contracts have been at or close to crude parity. And if you think about those cargoes, three or four years ago done at $20 or$30 dollars and now the cargoes that are done today, you can imagine the growth in our, in our profitability in those, in those, in those LNG contracts as they move forward. Most of our LNG contracts do have price re-openers. They will capture higher prices as they move forward and as they do evolve, and that’s going to be a very, very strong thing for us and I’d like to give you a little more visibility to that, if I could, on the next chart.

By 2012, 65% of our gas and LNG will have price re-opener mechanisms available that will, that will have been used and exercised. You can see the bar graphs right now depicting 100% of our, of our natural gas and our LNG, and at the bottom you can see how we’ve got about 25-28% of our, of those volumes that will not have a price re-opener over time. But, clearly, 75% of our volumes today and our new – of our volumes today will have price re-openers and be re-priced into the markets that I’ve described. If they’re natural gas, they’ll be priced into, the, into those markets in a more robust manner, and if they’re LNG, they’ll be priced into the, into those LNG markets at, at the higher crude prices. So, as you can see, of the old LNG contracts and old crude prices, our LNG contract re-openers are leading to very, very large increases from the gas that’s already discovered. It’s already being processed and we will be able to show you that hopefully over time, as we bring that through on our results. And then our new contracts, like Train 5 at, at the North West Shelf, will enjoy brand new contract at or close to crude parity. And, once again, an extremely different environment than we were just a couple of years ago.

So, I cannot tell what this chart means. Obviously, this will mean a large amount of the increased EBIT revenue to, to our company. It will involved both the gas that we have today as well as the, the new discoveries that we have coming forward and the new projects. And we’ll be looking forward to sharing this with you, as we’re able to negotiate these things and get them brought through into our profitability, but we’re highly, highly confident that this is going to occur.

X.	Key Messages

So, in summary for this first section, before we take a break, let me just highlight the key messages from what we try to do on driving our base operations. Our base performance, as I hope you can see, is extremely important to us. The new stuff is important and I know that’s always on the interest of shareholders and, and the investment community. But our base is a, is a, billions and billions and billions of dollars at present value and we want to make sure that it’s well cared for. So, it is a key operational goal.

Our safety performance improvements have been realised and, as I’ve described to you, we want to maintain that top-quartile performance, not only for the moral responsibility, but for the huge, huge

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advantage we see to being good in safety and being good in business, as I’ve described. Our excellent uptime performance and our year-on-year improvement, focusing on 100, 100, 100. One, once again, 1% equalling 1.5 million barrels per annum, and we’ve made a 4% increase over the last couple of years, and we think that’s a truly, an outstanding achievement.

Our industry cost position is envious, both on the cash at $5-6. That’s all we’ve got in to every barrel that we produce every day and then, on an earnings basis, having our depreciation at $6 today, heading to about $12 over the projects that I’m going to show you in the second half of my presentation. But that gives us extraordinary profitability, extraordinary cash margins on the barrels today, and it gives us this leading EBIT margin that Marius described with our commodity into, into the corporation.

We have had excellent performance on our new project start-ups. Our new, our four new operations seem to have been built. They are out there right now. They’re working 24 hours a day, seven days a week, 365 days a year and getting this new stuff lined out, and we’re very, very proud of them.

And then last but not least – I hope I’ve given you a glimpse. It’s not just a crude environment – the crude pricing environment - it is a is a wonderful situation for us right now. But on gas and our LNG contracts and the re-openers that we have is a huge, huge step-up in our overall profitability and something we are going to take very, very significant advantage of over time.

So, at, at this point, I think we’re going to take about a 15- minute break, and if you’ll be back in your seats promptly at that time, we would appreciate it.

Thank you.

[15 minute break]

Executing Growth Projects

Mike Yeager

1.	Growth Pipeline

Okay, ladies and gentlemen. We’ll go ahead and get, get started again, and hopefully everybody had their, had their, had their coffee or tea break and we’ll silence those phones and everything. But we’ll go ahead and, and, and get it moving

Our second part of the, of the programme today, we wanted to kind of shift into the future. Hopefully, you, you can see by now we’re very, very proud that we’ve got an organisation that’s got some size and mass to it, performing what we think in many respects is industry-leading in a couple of criteria that I’ve described. Our base operations being well managed and well cared for and we’ve four new projects online that are already delivering significant growth to us. But let’s move on beyond that and look at the projects now that we are in execution on and that will be part of our portfolio here very, very soon.

If you follow BHP Billiton at all or if you’ve watched Marius speak in any forum in the last, in the last few months, you will recognise the, the project pipeline chart that we are so proud to show

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where the entire corporation’s forward view of, of project opportunities are displayed. We try to break that into the three different areas, coming in from the right: those that are in execution, which are normally in a time span between 2008 and 2010; those that are in some type of feasibility, to, for, for final, which means they are in some type of final project evaluation; and then those that are outside of that, and those that are outside of that are normally in the 2013 level

Every time we show this chart, it changes. We’re - this is very dynamic; we are moving it all the time, but clearly this is what our, our, our corporation’s project outlook looks like at this time. It is something that we think separates us from our competition in a number of respects. The Petroleum projects are in orange, as you can see and we occupy a significant piece of the company’s portfolio. As you - you heard me talk about earlier the capex percentage that we occupy and the importance that this, that this performance is to the corporation. As you can see, we occupy a large number that are in execution now and I’m going to now move into that and then show you a bit of that and then briefly describe those opportunities that are beyond those that are in execution. But we want to make sure that you have full visibility to that.

2.	Beyond Stybarrow, Genghis Khan, Zamzama and Atlantis

a.	Introduction

So, I’ve already mentioned Stybarrow and Genghis Khan and Zamzama and Atlantis – major contributors – and showed you the capacity that’s being built there for production, and even showed you the production volumes that we’ve been able to achieve today. And, as I mentioned to you, that is rising literally daily as we drill additional wells. The Atlantis project, just to make sure you understand, you’ve got a number of wells online now – eight wells - and it will take about 16 wells to get that to full, full plateau. So, we’ll be drilling on Atlantis for another year or two.

So now let’s look beyond those four and look at the eight others that are in execution and then give you a glimpse on a, on a couple of those that are, that are key.

b.	Gulf of Mexico

In the Gulf of Mexico, we have our Neptune project where BHP Billiton has 35% and we operate a 50,000 barrel-a-day facility. We have our Shenzi project in the deepwater Gulf of Mexico, where we operate and have 44% of another deepwater facility. That will be about 100,000 barrels a day. And then, and then, adjacent to our Atlantis project, on the north side of it we have an additional project called Atlantis North, which is not part of the originally sanctioned Atlantis project, but where we will be drilling some additional wells to test that productivity that we know to be high already and to see if we can’t get an additional project moving in that, in that respect. So, those three are, are, are right on our doorstep and we’ll be, we’ll be streaming over the next couple of years.

c.	North West Shelf

In the North West Shelf, we also have our Train 5 that I mentioned to you that will come online, dif[?] train of LNG that will come online in the latter part of this calendar year. And that project is underpinned by new gas offshore Western Australia. The preponderance comes from a project called Angel, where we will have about 800 million cubic feet a day and 50,000 barrels of condensate stream, anticipated at the end of this calendar year, and that will feed our Train 5 that we are expanding there in, in the North West Shelf. Beyond that in the North West Shelf, we have just in the last couple of months announced the execution plans for the North Rankin B project, a very, very large, 2.5 billion-a-day gas facility. It was sanctioned yesterday for this year and it will come online in calendar year 2012.

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d.	Bass Strait

Beyond that, in the Bass Strait, we have our Kipper project where we continue to have large undeveloped gas resources from the Bass Strait. Kipper is the next project and it is in execution - 80 million a day, 10,000 barrels of condensate. We have some sub sea wells connected back to it and it is anticipated to start up in calendar year 2011.

e.	Western Australia

And then in Western Australia, BHP Billiton operates the Pyrenees project, another FPSO just like Stybarrow, anticipated to start up in the first half of calendar year 2010 at around 96,000 barrels a day.

So, once again, a very significant suite of opportunities ahead of us. Now let me give you some brief comments on a couple of these.

3.	Neptune

First of all, our Neptune project. Our Neptune project is a tension leg platform and sub sea wells being performed in the deepwater Gulf of Mexico. A tension leg platform, for those of you who are not familiar with that, is a platform that will float on the water. It has pontoons, that are not visible in this picture, below the surface that are full of, full of air and provide buoyancy to the, to the vessel. And then the, the entire vessel is tied to the sea floor some 4,200 feet below the water line and, and has guy wires that hold it in place. And that’s where the tension leg concept comes from.

This is an established technology; it’s been around for a number of years. I’ll show you the history of this, of this whole technology in just a minute and our leading role in being one of the leading practitioners of this. But our Neptune project is, is, is, is ready to go. It’s in 4,250 feet of water. We’ve six wells hooked up and, and right, and we have gas and oil on the platform today and we are doing a little bit of remediation work in the hull, if you’ve seen our announcement.

Right before start up, we had a routine corrosion inspection where we got down in the hull and saw some things in the structural webbing down there that bothered us a little bit. This is the responsibility of the engineering contractor to provide this and the engineering contractor and ourselves are doing some reinforcement in the hull at this time. So, we hope to have these – this work is going on right now. It will go on for the next couple of months and we anticipate right now starting up before the end of this fiscal year or in the second quarter of this calendar year, before the end of, before the end of June. And as I mentioned, we’re working on this in a warranty situation with the contractor. So, the vessel’s ready to go and as soon as we get these small remediation pieces done, we’ll be, we’ll be starting this up. We’re very excited about it. Our operations people are out there ready to go and when we get this rectified, we will get, get, get it started up.

Now, Neptune is a moderate-sized project, but just to put that in perspective I thought I would show you what it really looks like if you were to get up, up close and personal with it. It is a large-scale thing – it really is - even though there are much larger ones in the world than Neptune. Look at the picture on the upper left, where you compare the Neptune facility to the Empire State Building and you can see the, the vastness of what it takes for this facility to float on the water and then the plumbing that it takes to get it down to the seafloor. The picture on the right shows the seafloor

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layout, where you’ve got piping for, you connect all the wellheads in a circular manner and bring them back to the facility, and that’s superimposed over the island of Manhattan there, to give some perspective to that. So, once again, you’re talking about large, complicated things that take years to build and years to execute and this is what we end up with at the end of the day. So, we’re very, we’re very, very proud of Neptune and we’re looking forward to it starting up in, in June.

4.	Shenzi

Shenzi is the second major project BHP Billiton operated - 44% working interest, deepwater in the Gulf of Mexico. Another tension leg platform, the design just like I’ve described. The picture on the upper left shows the hull. It sits below the water line, and you can see the pontoons in the bottom of it that are, that will end up providing the buoyancy to it. The picture on the upper right is the topside, where the well fluids come in and are processed, where the water, the oil and the gas are extracted from each other and the different commodities are sold and disposed of in various ways. That hull will sit on top of the, of – well, pardon me, the hull, the topside being built in the upper right will sit will sit on top of the hull in the upper left and then be floated out and then be put into position. The piping on the bottom is all being laid at this time. The flow lines, the pipelines are, are in motion and, once again, Shenzi, another very, very deep one, the second deepest one that’s ever been done. 100,000 barrels a day of capacity; we’ll have 44% of that. Two wells have already been drilled and we’re now starting to drill with two drilling rigs, so that will rapidly move forward and we’re anticipating and we’re public on starting up in the middle of 2009, and right now I’m very pleased to provide Marius with an update every month, where the milestones in this project are running right on schedule if not a little bit ahead, so we’re very, very pleased with this and very optimistic about the timing of, of Shenzi. It will be a big opportunity and a big shot in the arm for continued production.

5.	Pyrenees

Our third major project is Pyrenees, off of Western Australia. This gives you a little better perspective of what really happens here on these FPSOs. This is another FPSO. The picture in the upper right is a VLCC that, that carries crude around the world and we, we have purchased that VLCC. It is now in the shipyard in Asia. We’re going to cut the deck off, as I have described. We’re going to build the process equipment that is depicted in the upper left and we’re going to, to install that on the deck of this vessel. And then, as I’ve described, the wells will flow up into that process equipment. Crude oil will be stored down, down in the hull of the, of the VLCC. The water will go back into the disposal wells and then the gas will be used for fuel. This is how, this is how that works and it is a very, very modern technology, as I’ve described, where you don’t have a pipeline system. The vessel is held in place by the, by the swivel and the template that is over there on the bottom left and, and the vessel will hook up to that. That will be anchored to the seafloor and it will float and then the vessel will, will ride on that, on that swivel and then we will be able to disconnect the vessel and move off if we have a hurricane or a storm and then come back and re-hook up when we, when we, when the, when the storm has passed.

So, this is Pyrenees - 71% BHP Billiton, 96,000 barrels-a-day capacity, a sister ship to Stybarrow that we have just done. Same contractor, same specs, same design, cheaper and faster. So, taking advantage of the, of the synergies and of the learnings from one project to another.

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6.	Progression of BHP Billiton’s Project Experience

As Marius described to you, these are highly technical things, but it is not like we just started on this yesterday. This picture shows the progression of our corporation’s oil and gas project experience throughout time. And as you can see, over time we are no different from industry. We’ve moved from very shallow water and very simple, simple designs by today’s imagination, but now into much more complex things. And as you can see now, as you move out into the more modern time, you are out there with Mad Dog and Atlantis, Shenzi, Neptune all around it. And then, the CR Luigs is one of our drill ships that we have on contract with us and it’s actually drilled in over 8,000 feet of water. So once again, you can see that the industry is pushing into deeper and deeper frontiers and BHP Billiton Petroleum is right there with that. We have the expertise to do this and we are very, very proud of it. So, our project experience is large, it’s vast, it’s deep and it’s, and it’s tracked with industry.

We are also proud of the fact that we have gone, tried to go about this in a very intelligent way. And as you can see, the phasing diagrams at the bottom show where we originally started off as an operator in shallower water and then we became a partner in some of the deeper water and now we’re moving into the deeper water as an operator as we’ve gained that expertise. So, a very logical way and a way that a lot of companies go about doing this.

7.	Leading Edge Tension Leg Platform Experience

Now let’s zero in on the, on the, on, on the vessel that Shenzi and, and Neptune are classed as, the tension leg platform, and look at the experience of how the industry has moved on that. And as you know, the industry started out in, in, in fairly shallow water and now it’s out there in the 4,000 and 5,000 feet of water range.

If you look at the progression across the top, ladies and gentlemen, you can see how all the different companies of the, of the world, the big guys and ourselves and others have been involved with this, with this development. And then, as you can see, over on the top at the far right, you can see, of the, of the four deepest in the world, two of them have red squares around them and if you come down to the bottom, as you can see when you blow that up, those are the BHP Billiton operations that I am talking about where we will have two of the four deepest and technologically most advanced facilities in the world on stream here in the next, within the next year. So, we’re extremely proud of that.

Once again, this gives you a depiction of how the vessel floats on the water and then has guy wires to the, to the seafloor. All that insulation takes years to do and, once again, will be out there for some 20-30 years of production. It’s made to withstand major hurricanes, it’s made to withstand all the different environmental and mid-ocean conditions that are present in that part of the world. Well, once again, you can see how we’re a major player in this and extremely proud of it.

8.	Industry Leading Deepwater Drilling Performance

In addition to our project experience, we’re extremely proud of our drilling organisation. Pound for pound, we may have the finest drilling organisation of any company in the, in, in the world and I say that boldly and I say it publicly. We can back that up with the data in a number of different respects. And then, and then not only that, from the compliments we get from our partners and from our industry critics that talk with us about that.

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As I’ve described to you, these wells that we drill in the deepwater around the world are $50-100 million each and it is not uncommon for you to have a problem and to have a $200 million well. That’s almost beyond belief but it is the truth and that’s what is going on.

Well, the graph at the bottom on the lower left shows the time that it takes to reach bottom on average over a large number of wells. These wells that are depicted here are the exploration and appraisal wells that have been drilled by those major corporations over the last five years or so since January 2000.

Now, guys, this is one of the very few times where having the smallest bar is the best thing. This is time to get to bottom. So, we are on bottom faster than our competitors, on average. And that’s good because time equals cost. These drilling rigs today, the two we have under contract today are $500,000 a day just for the rig. By the time you put pipe on there and feed everybody and the transportation back and forth, you’re talking about over $700,000 a day to operate these ultra-deepwater drilling vessels. So, getting to bottom first and getting to bottom right is, is really, really good and, as you can see, on average we’ve been, we’ve averaged less time getting on bottom than, than our competitors.

The second major thing is that we have consistently reached our target depth. We are, we are the envy of industry. We have not had a major, a major problem. We have not had a, a major blow out of a, of a well – and by blow out, I don’t mean losing pressure containment, but blow out in cost. We have not had anything like that. And we’ve had joint venture partners, some of the big guys that have had that. So, so we’re very, very proud of that and we’ve consistently performed and been able to get, get to bottom. And we, and a lot of that is because of the longevity we have with, with our contractor. We have those two rigs at the bottom – the DD1, which is called the Development Driller 1, and the CR Luigs. Two, these are two of the most modern ultra-deepwater drilling rigs in the world. We’ve had them on contract for a number of years and we have them secured on contract through 2012 and 2013. So, our continuity with people, equipment and the operations has been vast, and I think you can see the results of it.

Now, I would also like to draw your attention to the dotted line there that’s drawn at the bottom and comes in. As I mentioned, these wells at the top are exploration and appraisal wells. These are wells where it’s important to get to bottom fast, but you’re really not drilling on a schedule that is ultra-critical. When you move into development, where we’ve now committed to Marius that we are going to drill so many wells and they’re going to cost so much money, we’re getting into where every day matters. So, time there becomes even more critical. And as you can see, our, our best during the development phase, which is one of our Shenzi wells, is 1.49 days per 1,000 ft. And we don’t know of anybody that has, has matched this. So, we have a group of, of drilling engineers, drilling operations people, drilling management and drilling contractors that, that others seek out. They seek our - they come after our people, they seek our expertise and they want to partner with us in this regard, and we are very, very proud of that.

9.	Ahead – Inventory of Future Projects under Design and Evaluation

So using that, using those projects that are in execution as the basis for the volume projections that I am going to show you in just a moment that we’re extremely proud of and extremely confident in, what about - and the technology that I’ve described here - what about beyond what’s in execution?

As you can see, we have a goodly number of things that are on this chart. Each and every one of these, ladies and gentlemen, has a, has a discovery. It has hydrocarbons that have been drilled and

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has been discovered. In some cases, we’ve got more confidence to the size of those hydrocarbons; in some cases we’ve got less. But these are the projects that have project teams on them right now. In some cases, we’ve got to drill more to learn more and in some cases we’re ready to go today. But as you can see, in the deepwater Gulf of Mexico, an extension in Mad Dog to the west, our Puma discovery. We’ve got, we’ve got hydrocarbons discovered north of Shenzi. We’ve got hydrocarbons discovered to the north of Neptune and then the Knotty Head facility. And these are all things that are being worked at this time.

In Trinidad, we’ve had a good operation there for a number of years where we’ve developed the oil reserves that we’ve found and now we’re going to be coming to Marius and the corporation in August of this year to bring forward a good significant gas project. We’re going to produce the gas from, from our Angostura field there and, and use it in, in that local economy.

In Western Australia, we have four projects. Macedon, as I mentioned to you, a good healthy 71% BHP Billiton gas discovery there that’s been around for a couple of years. We’ll probably use that in the domestic Western Australia gas market and we’re trying to finalise exactly what those terms would be, but it’ll be a fairly simple and straightforward project and we hope to move forward into execution soon.

And then those other three under Western Australia are huge discoveries that have been made. Thebe is a 100% BHP Billiton discovery and I’ll show you a little bit more about that in a moment. Scarborough has been discovered for a number of years - 8-10 trillion cubic feet of gas. We own it 50/50 with Exxon and are trying to figure out what’s the best project to bring that forward on. And then the large Browse project, where we’re looking at a brand new situation that would be likened to the North West Shelf, a large number of fields, a huge number of gas discoveries, the North West Shelf partners and something that would be probably north of $25 billion when it’s all put in.

So, these are large, large things that are outside of our current execution that take us into the next decade beyond the decade we’re in now and underpin our confidence in our performance out there. So – and then, and then, we also have our, our Turrum and, and, and our other projects in the North West Shelf there, that are, that are that are available to us.

So, a large number of opportunities, but really highlighting the Gulf of Mexico and Western Australia as still the hotbed of where our development is.

10.	Significant Resource Position to Support Long Term Growth

Now, when you look at everything that I’ve described that’s in execution, that’s beyond execution, the things that I’ve, I’ve just looked at, I want to give you a glimpse into our, into our resource base and make sure that the vastness of the resources that we have in our Petroleum company are, are evident to you.

In the lower left-hand side is what we reported last summer at the end of last calendar year as being our, our proved reserves for BHP Billiton Petroleum - about 1.35 billion barrels. And as you can see, we’ve broken that down into, into, into the different commodity types in the first bar, into the different regions of the world in the second bar, and into the different products in the, in the third bar. So, as you can see, a number of different, diverse aspects to that proved reserve category of about 1.35 billion barrels. And once again that puts us at about 25th in the, in the world of the free, of the publicly-traded companies.

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But well above that, as you can see, we have a number of discoveries that have been made. These are, these are discrete, technically understandable discoveries. We, they’re called probable reserves and contingent resources, and this makes up another 2.2 billion barrels. The places that those things have been discovered are listed in the box over there on the right. They’re not yet in the proved reserve category, but they are things that we have high, high confidence that will move into our proved resources over the next few years. This means that they lack some critical component of a project being finalised or the market being finalised or maybe, in some cases, which technology will, we will use and what timing we, we will use. But you can expect to see everything in those two boxes move through our, through our project pipeline and move through our proved reserves over the next decade. And what that means is when you look at what we’ve got today, the proved reserves and the contingent resources, we’ve got about 3.6 billion barrels of oil and oil and gas equivalent that, that is in our inventory today that we are working with.

This is as of last June and I’m going to show you a couple of highlights from this year that we’ll be adding to that as we move forward. And you can see, we’ve got a deep, a deep set of inventory to pull from for a long, long time ahead of us and we’re are very, very proud of it.

11.	Key Messages

So some of the key messages from our executing our, our, our growth pipeline, if you will, within Petroleum is:

•

As you can see we, we try to, and I think we are, making a significant contribution to BHP Billiton’s corporate overall growth prospects. You go back and look at the project pipeline chart that I showed at the very start, the number of orange dots on there, and you can see what we’ve doing and hopefully I’ve been able to show you those results.

•

In Petroleum we are executing leading edge deepwater projects and that’s after many years of progression in this and we now have two of the four deepest in the world when it comes to the tension leg platform design.

•

In addition to those four projects that we’ve already streamed this year, we have eight other projects in execution. These things definitely and confidentially underpin our 10% compound annual growth rate that we see in our business between now and fiscal year 2011. I will talk a bit more about that later, but we don’t have a volume projection, we have a project schedule that results in a volume projection and that’s the difference between ourselves and many others when it comes to that. Everything we’re talking with you about today on a volume projection is underpinned by confident projects that are in execution as we speak.

•

Beyond that, we have a deep inventory of future development options that we’ve already identified where hydrocarbons have been discovered and we’re very confident that those will move through. Those were outlined in our contingent resources that I’ve described and in just a minute I’m going to show you even beyond that the exploration opportunities that we have captured and we are pursuing that will add further to that as we move forward.

•	So all in all we’ve got a very sizeable resource base, both today and going forward to a very confident future developments.

So now, with our growth behind us, if you will, I hope you can see that once again I did not go back into our functional organisation there, but our development division handles every bit of that and you can see the aspects of our project expertise that have been developed over the years as well as our drilling expertise.

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II.	Capturing Additional Opportunities

1.	Exploration Strategy – Capturing Additional Opportunities

So now let me talk with you a bit about our exploration. And this is something that we, that, that should not be, should not be passed on. Everything that we’re developing today, everything that I’ve shown you is a result of this organisation’s efforts to get us to this point. Some of the discoveries, like Neptune, were made as far back as 1995 and as you can see we’ve got a deep, rich set of opportunities today that we’re developing as a result of our exploration organisation’s terrific efforts and terrific accomplishments over time and that continues into the future.

Because in our, in our BHP Billiton, in our exploration, we are, as I mentioned to you up front, we’re going to ask our organisation to target not small things but things that are very material to our company, things that will move the BHP Billiton corporation, move our entire group forward. That’s what we look for. We try to do that, as I mentioned earlier, through a balance of, of proof of working in proven hydrocarbon systems, like the deepwater Gulf of Mexico, like Western Australia where we know there’s hydrocarbons present, but we also try to, try to have a balance there that we, we have some exposure to the very high risk but extremely high reward frontier areas. And I’m going to show you a couple of those today and the acreage that we have there. We focus on opportunities that have multiple opportunities for success. We do not go out and collect small little parcels of acreage that only have one opportunity. When we do something we want to have multiple opportunities, multiple tries, multiple chances to have a dominant business at the end of it and not just a discovery. And then last but not least, we seek control and operatorship and I’m going to show you how we’ve been able to capture more and more here in the recent years that we control and that we will operate once it’s discovered.

2.	Significant Gains over Past 18 Months

I updated all of you broadly about 18 months ago and our success in our exploration is no different than our success in driving our base performance and executing our growth projects. In the last 18 months we feel like we have rejuvenated our growth opportunities. We’ve acquired a number of key acreage positions around the world, some of the best acreage in the world that others are trying to get their hands on and trying to partner with us, and we’re extremely pleased with that. That’s normally a great leading indicator that what we’ve got, what we’ve got is, is highly valuable.

To support us in this endeavour our corporation has, has, has supported our exploration budget to increase from $395 million last year to over $700 million this year. As Marius described to you, our exploration performance should have some level of predictability to it and we’re highly confident as we raise this and increase this exposure that our success will follow with it, and, and supply the corporation with the, the type of activity that, that, that I’ve described for you here. And we do look forward to our spend continuing at about this level going into the future.

As a result of the things that we’ve captured we’ve increased our equity ownership from, from, to over 55% now. All of our acreage now means that we have the dominant position in it on average and a lot of it up, is up at 75% and even 100% BHP Billiton ownership. And then as a result of that, we’ve also increased the acreage that we will operate from, where it’s over 66% of everything that we have. We control, we operate, we set the timetable, our people work on it and our flag will fly over it at the end of the day.

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3.	Recent Exploration Successes

a.	Thebe

So in support of the significant gains that we’ve had let me show you two of them that have occurred in the last year. I mentioned the Thebe discovery. On the, on the left hand side, this is a geologic map. For those of you that have any science background in this respect, the yellow area and the gold is where the hydrocarbons are thought to be present. We drilled an exploration well in there and have discovered what we estimate right now is 2-3 trillion cubic feet of gas. We’ve, we have now drilled a second well and confirmed the presence of, of, of the hydrocarbons and we drilled the second well several miles away, so that’s how large these structures are beneath the sub-surface. It’s 100% BHP Billiton and I’ll show you a map of where Thebe sits in a minute, because it sits next to other discoveries and we’re now looking at how to join these things up and possibly go forward with the development.

b.	Mad Dog West

The discovery on the right is an extension of our Mad Dog field. The orange area of Mad Dog has a facility sitting on it and is being drilled and being produced. But the area to the left is the recent, is the recent area that’s discovered. We knew there were some hydrocarbons to the left or to the west, as this, as this map shows, and we had originally contemplated that, that the yellow dashed line was where that oil extended to on this geological structure (LKO stands for ‘lowest known oil’). And what the hummus, what the hummus sub-surface looks like is a great big anticline. It’s a, it’s a a four-way closure where oil is trapped up inside of a, of a, of a closure that extends in all directions. And, and what we’ve now drilled is the green line. We’ve drilled an extended reach well to the west and drilled out as far as we could to the extent that the platform would allow. It’s the W2 Well Path and what we’ve now been able to discover is that those hydrocarbons extend down another 1,000 feet of more lateral extent than we thought. This will be the potential for a very, very large discovery, a very, very large add, so large that it will have to be developed, most probably, from facilities that will be brand new, and we cannot use the Mad Dog facilities. So it’ll be that large and that extensive. Right now, we’re still firming up exactly the size of it and we’ll go public with that once we have a better understanding of it, but clearly we’re very excited about this piece and the success of our exploration organisation to get us here.

4.	Key Exploration and Appraisal Wells Planned

Other key exploration around the world is on this small map. We have plans in, in offshore Canada near, near very discovered gas in Laurentian Basin to test something over the next couple of years. We have up to eight deepwater wells in the deepwater Gulf of Mexico planned, two wells in offshore Colombia and I’ll show you some maps on this in just a minute, two wells in the Falkland Islands off of Argentina in, in the, in the Falkland Islands down in, down in South America, four wells planned in Malaysia with some of the finest acreage in the world that have, that have large discoveries all around it. Of course, we continue to drill in North West Australia with the things that I’ve described to you and we have at least one more well planned down in the Gippsland Basin offsetting the Bass Strait.

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Now let’s look at a few of these. And once again I, I want you to know that each and every one of these meets a certain size and a certain materiality threshold that, that means it would help move the entire corporation if, it’s successful.

5.	Proven Play

a.	Western Australia

In Western Australia, this shows the two different basins that we have large acreage positions in. The one on the left in the Exmouth Basin is where we made the Thebe discovery, you can see the, the red feature that’s drawn in there, and then the Scarborough discovery that was several years ago. These are adjacent to each other, these are both full of gas and we now have, have, have engineering teams looking at how can that project come forward, so we’re very excited about it. You can also see much closer to shore the Macedon gas discovery and we have a project team working on that now, as I described. The yellow acreage all around this has 3D seismic being run on it as we speak. We’re running more seismic right now in Western Australia than we ever have, so we’ll certainly have a good view as to whether there’s are any additional resources to, to be drilled here very, very soon. Very, very excited about it.

The, the graph at the top on the right is the Browse Basin. This moves further north up the western side of Australia, past the North West Shelf up into the areas offsetting the Kimberleys, if you’re familiar with that part of North West Australia, a very, very remote part of the country. You can see BHP Billiton has a large number of blocks and, and that acreage is being, is being, is being run with seismic right now. We’ve had a large number of wells drilled up there in the Browse. As I’ve mentioned to you, right now it’s highly probable that a new project, a new Browse LNG project, this is once again all the North West Shelf partners will come forward, and, if so, it will be enormous. A large amount of gas has been discovered up there and, quite honestly, as I’ve described, it will take a brand new LNG facility in order for it to be, be exportable. So those concepts are being looked at right now and we continue to enjoy significant exploration success off the coast of Western Australia

b.	Gulf of Mexico

The deepwater Gulf of Mexico, the yellow dots show the acreage that BHP Billiton holds. We have 318 blocks in the, in the deepwater Gulf of Mexico, 62% average working interest and 222 of those we operate. It’s a total of 1.72 million acres. And, and, and in that upper dotted area called the Miocene area, that’s, that encompasses our Atwater Foldbelt where we’ve had all of our discoveries, whether they be Mad Dog, Shenzi, Atlantis and Neptune. Industry’s had a number of discoveries through there also and, if you’ll notice, we’re starting to pick up acreage that starts to move to the west of that slightly, to take the geologic learnings that we’ve had and move them over into what is known as the Green Canyon area. And this is one of the most prolific parts of the deepwater Gulf of Mexico and, and large oil and gas fields continue to be discovered around that.

We’ve had two very successful bid rounds where we’ve been successful, the successful bidder on 83 new blocks in this area. We’ve, we’ve spent $284 million in the last two years to capture this acreage and, once again, we’re running that seismic right now and that will be the feeder stock for our projects in, in, in the near term. But the deepwater Gulf of Mexico continues to be an area that we know and understand well, and are, have some, have a large a large business today and look forward to having an even larger business tomorrow. So, some very, very exciting things.

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c.	Malaysia

A third area of proven geologic and hydrocarbon province that we’re extremely excited about, and that is Malaysia. We’ve recently acquired these two blocks, these are huge. If, if you were to do a comparison between the two pages, there’s more acreage here than there is in the deepwater Gulf of Mexico just in these two blocks. Our water depth’s about 1,600-2,800 metres. The red dots depict shallower water wells and fields that have been discovered and brought on line there and now we are looking at extending that into the deeper water, which is, which is something that we know how to do. Our 3D seismic will commence in June or July of this year and we’re hoping to get that moving with a goal toward drilling our four commitment wells commencing as early as 2009. The little red circle and, and, and red dot shows just an example of an offset field. This is a, a Murphy Corporation field. It’s now online at 120,000 barrels a day and it’s been discovered just adjacent to our acreage there. So once again we know we’re in a very proven system and are very excited about running this seismic and seeing what drilling can manifest itself from there. Our phone rings quite often with people wanting to farm in and get a piece of this and right now we’re holding all of it ourselves in partnership with, with, with Petronas, the Malaysian state oil company.

6.	Frontier Exploration

a.	Colombia

Now let’s look at a couple of areas that we would call frontier. ‘Frontier’ would mean that there’s no discoveries around us; there’s, there’s nothing that we can tell you tells us that the system absolutely works. But Colombia’s kind of an in-betweener. These are two very, very large blocks, as you can see: 2.3 million acres, extremely large tracts with significant multiple opportunities inside of them. Water depth’s from 500-2,700 metres. We are, we are processing and analysing new 3D seismic that we’ve just acquired and it’ll probably be the end of this year before we’ve got a good view of the sub-surface. We don’t have any commitment wells in this, but our early thoughts of what we see on the seismic is optimistic. And then when, although there’s no proven oil and gas offshore Colombia in this area, as you move onshore you’ve got very prolific fields that have been in, in existence for a number of years, so we’re, we’re adjacent to known hydrocarbons, we just don’t know if we’re in them yet. So this is an example of a little bit higher risk but extremely high reward opportunity that we want to have as a balanced part of our portfolio.

b.	The Falklands

And then the last one to show you is the recently acquired acreage in, in the, in, in a frontier area off the Falkland Islands, an extremely large holdings of over 11 million acres gross. We have 51% of it and 14 licences there. It covers two large sub-basins and there’s multiple geologic features that we see in the seismic that we have there. We have two commitment wells that we will drill in 2009, 2010 and, once again, there’s no proven hydrocarbons in the area but big geologic features we can see and if they work they will work in an extraordinary way. But it’s the type of balance that you want to have in the portfolio and if this were to work then this would be a real, real corporation move for us, so, very, very excited about that.

7.	Key Messages

So ladies and gentlemen, in our exploration in, in the last 18 months, with the help of the corporation with some spending we’ve got a great deal more in our portfolio. We’re very, very excited about what we’re drilling today. We’re thankful for our exploration group for all these developments that we’re, that we enjoy today and we look forward to drilling these things in the very near future.

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•

As I, as I mentioned up front, our exploration strategy is, and, and overall approach is extremely simple: we, we don’t do the little things, we do the big things and we do them in a, in a, in a super-major kind of way.

•	We target opportunities that are material to our entire group and make sure that the corporation will move.

•	We’ve recently acquired multiple blocks with key operatorship positions that we control and that will move forward on our timetable.

•	Obviously, increasing our exploration spend to over $700 million is, is a big help and we anticipate that going forward.

•	And then these two key discoveries in the last year in the Gulf of Mexico and in Western Australia are extremely exciting to us.

•	And then as you can see, we’ve got about 24 key exploration wells that are commitment types that we’ll be moving forward on in the very near term in places that are, are, are highly desired.

So I look forward to standing here in about 18 months and telling you how we did and I’m very, very confident that some of that will be, will be very, very solid for us.

So, ladies and gentlemen, that’s how we approach the business. We approach the business from driving base performance and have a functional drive on that every day. We approach the business from executing those growth projects and not only doing them well, but making sure that once we’ve declared something reaching commercial resource threshold (CRT) that we are driving it home. And then last but not least, that we’re capturing additional opportunities and, as you can see, our exploration group with the help of our corporation on, on funding is, is doing just that.

III.	Delivering Results

1.	Forecast Volume Growth

So what does that all mean? Now, let me wrap it up very, very quickly with a little bit of a look, a look or two about what we see on, on, on delivering results. I know this is the chart that you all like to see, and this is the one that, that I, I know is important to us. What we have here, ladies and gentlemen, is, is our production today in, in FY07 of about, of about 115 million barrels per annum. And, and we have a project schedule that I’ve just shown you. And that project schedule has times and deliveries and drilling schedules and execution schedules and construction schedules. And this is what we’ve committed to Marius and to the corporation. That project schedule results in this chart. We don’t have a volume forecast; we have a project schedule underpinned by sound projects in execution. And everything I’ve just shown you, if we do it well, it will result in 10% compound annual growth rate through fiscal year 2011.

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This is our very best judgment right now; if you pin us down quarter to quarter, we get more inaccurate. We get, we get, we might even be inaccurate year to year but, over the life of this, this is where we, where we, where we see ourselves occurring. I can tell you right now with, that we’ve got the first year in the bag: we’ll be, we’ll be 10% volume growth this year when we report our, our, our, our yearly results. And as you saw when we reported our third quarter results we were already showing that we were up 10% year on year at that time. So we’re off to a great start on this. And once again this is not a volume forecast; it is a project execution schedule in these results, and we’re extremely proud of that. Consistent with our corporation, everything that we, that we have is, is underpinned by sound execution and sound performance, and I hope I’ve been able to demonstrate that for you today.

2.	Summary

a.	Functional organisation

So in summary, this’ll be my final chart to you, I’d just like to do that in the same way that I’ve done the presentation, a few comments about how we run the company, and the highlights that I would ask for you to remember, how we drive base performance, and the key areas that we would want you to take away, executing these projects for growth, and then capturing additional opportunities. In regards to how we run the company, we’re extremely proud of our functional organisation. It’s been established; the management team is in place; our core strategy is clear and simple; and we sure like the early, early, early feeling of the first 18 months of moving forward here.

b.	Base performance

On driving our base performance, being able to achieve top-quartile industry performance – once again, remember on the oil side and the gas side the average around the world, we’re about $6 at cash costs relative to the margins that I’ve talked with you, or the realisations that I’ve talked with you about today.

c.	Safety

So, so, we’ve been able to achieve top quartile of our safety.

d.	Production

We’re extremely proud of our 93% production uptime, low-cost, high-margin operations that, that, as, as Marius said, are the highest in our company.

e.	Growth and development

And that we have the tremendous opportunity for gas and LNG contract re-openers coupled with the new volumes as we move forward. So our base business is sound, healthy, well-managed and about to be re-priced over time. Extremely excited about that. On top of that, our executing of our growth projects results in a project schedule that we’re proud to say should yield a 10% compound annual growth rate, between now and 2011. The first year is extremely firm at this time, if not, if not certain, and it’s underpinned by those projects in execution. Our deep inventory of development projects beyond these, eight that are already in execution, give us high, high confidence. And right now we’re extremely optimistic for for the second year in a row we, we’ll have 100% reserve replacement that will be reported.

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f.	Exploration

And then last but not least, in our capturing of our opportunities, our exploration portfolio has rejuvenated our, our forward acreage position. We’re in some of the best places in the world and we’re very, very excited about what those will mean. The 75% increase in our exploration budget gives us the fuel to do this. And, and, and I think it’s evidence of what kind of confidence the corporation has in, in petroleum and then what kind of confidence that I have in our exploration team – which is literally first-class. As then as a result of that we have been able to increase our working interest and our, and our increased operatorships, the things that we will control, that we will guide, that we will make happen. And, and, and that, those gains have been, have been enormous for us.

IV.	Conclusions

So, ladies and gentlemen, the approach to the business is new, the management team is new, we’re going to build on the legacies of the past. We’re going to make the changes that we think are necessary. We hope we’ve shown you what those changes look like. We want to be an outstanding part of this corporation, and clearly continue in the future in, in, in a very, very vital way. This list, ladies and gentlemen, right here, when I stood before you about 18 months ago, if I could have forecasted that I, that I’d be able to talk about half of this, five or six of these, in a positive way, I’d have been extremely pleased with, with, with how that looked. And to be able to stand here today and have all 13 of these, I feel extremely certain about this, is, is, is a real source of pride. So on behalf of our entire Petroleum team I want to say thank you for listening to me, and we look forward to updating you in the future. And we’re very, very confident that what we’ve talked about today we will be able to bring forward, and bring forward in a big way. So thank you.

Concluding Remarks

Marius Kloppers

I.	Strength, Stability and Growth

1.	Strategic Fit

Thanks, Mike. Thank you for that, no pun intended, deep dive into the, into the business. And I thought that, in conclusion, I’d like to highlight a few things that Mike has already spoken about. We started off the day by commenting that petroleum fits strategically with us, and that we are the natural owner of this business. I, I hope that we’ve demonstrated throughout the day that we’ve got strong technical and human capacity and capability to underpin this business. Mike and his team have a proven track record of strong capability; the business is delivering results, both in terms of running the base business, and in generating growth for the future. And Mike has demonstrated today that we really have a portfolio that would be the envy, or that is the envy, of, of the petroleum business.

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2.	Growth and Volume

And we have got a growth rate that is really achievable, underpinned by solid things that you can touch in execution, and a growth profile that is unmatched by any super-major. And I think Mike has commented that not only can we touch these projects, not only are they there and that the volume growth comes out of a project schedule and not a volume forecast schedule, but I think it is extremely important to understand our leverage to oil prices. The fact that we find ourselves in the best fiscal regimes in the world; this is not Russia where you’ve got caps on the oil price. We’ve got all that growth coming through in extremely favourable fiscal terms, and some of the most stable regimes in the world, with projects that are already in execution that we can go and touch, point at, and we, we’ve got teams in place. That is really unique about our business. Now, it’s been a long day. And I hope that you’ve in the, in the process learnt more about this business. It is extremely important to us, and it’s extremely important given its competitive advantage and unmatched leverage to underlying pricing fundamentals.

Petroleum fits perfectly with our strategy of tier one, long-life assets. It’s sometimes misunderstood by the investment community, and I hope we provided you with enough information to understand it in the right way.

II.	Our Offer for Rio Tinto

And although today we primarily, the objective was primarily to give you insight into the strength of the BHP Billiton portfolio, and in particular of Petroleum, all of you in the room are of course aware that we’ve made an offer for Rio Tinto. The offer, if we’re successful, and I strongly believe it will be, will create the pre-eminent global diversified resources company – with an absolutely unique portfolio of tier one assets. We will be able to create value through the realisation of, of significant synergies. We’ve spoken about synergies of $3.7 billion per annum arising out of the ability to produce more volume, more quickly to our customers, and taking advantage of the massive overlap that these two companies enjoy. This combination is a natural fit, with a common strategy, heritage, culture, and values.

Now, you’ve seen this slide before. What has changed during the recent weeks is that the Rio Tinto share price is consistently trading at about a 6 or 7% discount to our offer as the market is absorbing the data recently published by both companies, including our production report where, despite a number of natural events out of our control, we showed a much stronger performance than Rio Tinto in our core commodities, which builds on our track record of superior performance dating back to the time of the BHP/Billiton merger. We strongly believe that momentum is on our side, and hopefully the next couple of periods will confirm this. And obviously the story that Mike told today is a very, very important part of that overall picture.

III.	Conclusions

Now, let me conclude by saying we are extremely proud of our company and our businesses. We’re extremely proud of the fact that we’ve had an unchanged very simple strategy geared around a very few easily communicable aspects. The combination with Rio Tinto will unlock very material and a unique pool of value that is only available if you put these two companies together. And this is value that is not available to the two sets of shareholders on a standalone basis. Given the awestruck[?] nature of our offer, both sets of shareholders will benefit from this pool of value creation. The terms of our offer are very attractive to Rio Tinto shareholders, as they offer a very significant premium to the relative valuation of the two companies before the mid, bid.

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Petroleum CSG Briefing	BHP Billiton

Finally, let me reiterate and build on what you’ve seen here today. BHP Billiton has a very, very attractive business today. Today’s high-, presentation highlights what great opportunities we’ve got, both in the present and in the future. Our shareholders own a great company, and that brings me to the point of our offer: it is very important that the terms of our offer value, or gives value to both sets of shareholders.

So that brings us to the conclusion of the formal presentations. I think I’m going to take a seat. If you have a question please raise your hand. Then when asked press the large button on the microphone unit in front of you. The button will then be live. As always, I would like to ask you to start by introducing yourself by name and company. And importantly, when you’re finished your question, please press the large ‘off’ button again. Now, we’re going to start off with questions in the auditorium before taking questions from the telephone. And I think, just from a process point of view, I’m going to sit down as Mike and I try and answer your questions. So, if we can have the first question, please.

Questions and Answers

Christopher LaFemina, Lehman Brothers

Hey. Thanks, Marius. Christopher LaFemina from Lehman Brothers. Here’s a couple of questions. Looking at the chart that shows your total resource position, it looks like if we assume you get to your 2011 production target, it’s about 20 years of resources. I’m wondering how that compares to other large oil and gas companies? And also, the production profile going up to 2011 that you show, with a 10% compounded annual growth rate. Which should we expect after 2011? It looks like the project pipeline in feasibility study is not very significant. Longer term, there are some big projects. But should we expect a decline rate of 2-3% to start to kick in then, as you gradually decline in production until larger projects come on, on line later in the next decade, or shall we see production potentially even grow from there?

Marius Kloppers

I think both of those questions are probably something that I would like Mike to make some initial comments, and then, yeah, I might...

Mike Yeager

Let’s see, Chris, the first thing about the, about the resources and the 20-year slot and how that compares. You know it, it, when you, when you, most of our, we’re no different from most anyone else in that our proved reserve life is probably no, is, is, is closer to 10 years or so. And that’s what you would find most, most industry participants would, would, would report. Some might down, be down as low as six, and some as high as 12 or 13, but somewhere in, in that range. It’s only when you look beyond that to contingent resources, and that’s what oil companies want people like you to see, so you can see how healthy it is that you start to move beyond that. And yes, I’d be surprised if most of our competitors were not, were not in, in that, in that same area on their, on their contingent resources, having a good 20 years of life. It’s the proved piece that is some, somewhat limiting to us in regards to being able to, being able to show you.

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In regards to our production profile, you know, Chris, it’s, we’re, we’re, we’re probably extended right now when we show you 2011, past what, what a lot of companies are going to show. We only show that because the projects underpin it. When you, now when you look at, if you had have looked at that a year ago it would have been less. Our optimism is, you look at that a year from now, it’ll be more. So we’re always firming those things up. Those big Western Australia resources that I described are hundreds and hundreds of millions of barrels. And they’re enormous in size. We’re working on them night and day. Obviously we want to bring those things on in the next decade. The Mad Dog extension that we’ve just seen is not in those numbers that you’ve just seen. So, you know, you take those two discoveries, you move those forward, and you’ve got, it’s that kind of fuel that we’ll be, we’ll be using at the back end of 2011. But, but, right now, that’s, you know, any time you look at it, there’s always going to be some aspect to where you just say, look, I’m not comfortable about being firm past that. And 2011’s where we’re firm right now.

Marius Kloppers

I’d just like to add one thing to that, which is a barrel is not a barrel is not a barrel. And one of the things we were very careful to point out today is where those barrels are located from a geopolitical stability point of view. What our price exposure is given the, the fiscal terms. And I think what is unique about that portfolio that Mike has put down, relative to our size of production, is that all of those barrels, virtually all of those barrels are in the very best fiscal regimes in the world, with full price exposure, low tax rates and so on. I don’t think that there’s any, you know, I have no analysis to back this up, but I think that is a very, very unique value proposition, as we look at the growth both to 2011 but also beyond. For example, in, off the west coast of Australia and so on which is our back yard, so to speak, where you can clearly see that, on the back of north Asian demand, LNG, given the price reopening, the price exposure and so on, that’s going to be a big business in that, in that neck of the woods.

Christopher LaFemina

Thanks.

Jason Fairclough, Merrill Lynch

It’s Jason Fairclough, Merrill Lynch. Mike, you’ve been with BHP Billiton Petroleum for about two years now. Before that, obviously you had a long career in, in the oil industry. Could you talk a little bit about how, how you believe the oil industry perceives BHP Billiton Petroleum, and perhaps if there’s some misconceptions that are out there in the oil industry about your business and maybe things that you were surprised by when you actually joined the business?

Mike Yeager

Well, Jason, in regards to the industry having any misconceptions about us, I don’t, I don’t know of any. We are partners with Exxon, Chevron, Shell, BP, Total. We are partners with all the large independents – Apache and Anadarko. We know those guys on a first-hand basis. We have mutual arrangements and, in most of those, in, in many of those situations, we’re the operator. So, as far as our peer organisation is concerned in the industry, I have been aware of BHP Billiton Petroleum for

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my entire professional life, had nothing but respect for them. And I think, you know, we’re, we have a coming-and-going from each other’s activities that is, that is very collegiate at the professional level.

So, no, I don’t think there’s anything of an industry nature there, in, in, in, with my appointment, Marius and others were, were, were open enough to, to let us set up our business in Houston, which I think helps us a lot. We are, we are able to network with all the major US companies. You know, we spend enough time in Australia to be able to, to have good relations with the companies there. We have enough time over here in Europe to spend. So, so, we are in the centre of the action; we’re not in an outpost. Our, our geo-science, and the people that have made significant accomplishments, are strong. The data I’ve shown you, it ends up in all the journals, at the top of the list. So, no, I, I think, in the industry, we’re in pretty good shape.

Marius Kloppers

I’d like perhaps just to add to that that I think the, the most exciting thing is the way that people want to work for us. Because that actually is the test on whether people know about you. And there is a sense of excitement around this team, that manifests in the number of CVs that we get across the table, from smaller and the very largest of companies, people with, with, with real skills and expertise, who want to be part of this story that is very exciting. Because that growth profile that we’ve got out there, you know, for the type of assets and so on that, that we are producing. And we’ve seen that return versus scale thing. There’s none of the large companies that come even close to doing that. And, and, and people understand that.

Mike Yeager

Thanks, Jason.

Heath Jansen, Citigroup

Hi, Heath Jansen here from Citigroup. Just in terms of your core strategy in Petroleum, you didn’t mention anything about acquisitions. I’m just wondering where that sort of fits. Is it definitely sort of off, given where we’re seeing with the oil prices in competition for assets, as your growth can be more focused to, to organic? And just along the same line of questioning, you’ve got a number of, of projects and assets which probably don’t fit your, your large scale. Are we likely to see any sort of divestments coming through in Petroleum? And then maybe just a, a question for Marius also, if you could give us an update on where we’re currently sitting with the, with the antitrust submissions on the Rio proposal?

Marius Kloppers

Heath, let me, let me try and answer those three, three things, and then I’ll ask Mike to, to comment as well. On non-organic growth, if I can call it that, I mean, clearly we are endeavouring to build a core differentiator here, which is the ability to operate in deep water, highly technical, all of the geo-science and so on that Mike, Mike is doing. And, and we think that, you know, given those phases that we’ve moved through, that has been an extraordinary experience for us. So we would like to continue to grow this business in all possible ways. It’s just that we’re a little busy at the moment. So, but, you know, the full objective here is to, to continue to grow this business in, you know, in, in the full spectrum of things that, that, that businesses normally grow by.

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In terms of divestments, you know, one of my favourite statistics is, is one that my colleagues Marcus Randolph often quotes. He says that he remembers when he joined BHP, there was 110,000 people working there, before the Billiton merger. We have, I don’t know, 38,500 people today, because we’ve divested all of the small, non-core assets, we’ve simplified our business. We make a virtue out of simplicity, as Mike has also said today. And we are going to continue to make a virtue out of that, both in our current form, where we will continue to sell smaller assets, as well as potentially, if we, if we get this combination done, we will endeavour to continue to aggressively simplify that business.

And, I’m sorry Heath, just remind me on the third aspect?

Heath Jansen

Yeah, if you give us some update on the antitrust submission.

Marius Kloppers

Yeah. I mean, we’ve been in constant, I mean, people look at the filing of documents as a very, you know, as an event driven thing. The reality is that we have been in consultation and discussions for months now. And that, and the submission of the document is actually just, you know, some small step in the process. If you want an exact date for what we’ve said before, I have to refer to my colleague Alberto Calderon here who’s sitting here and can push his button, in order to give you the exact recap of what he said before. Alberto, I don’t know if you, you just want to do that.

Alberto Calderon, Chief Commercial Officer, BHP Billiton

No, it’s just, just that we’ve presented maybe 90% of the CO. They know it already. We’re just on the type of information, we, we, it’s in both party’s interest that they have the type of information that they have is, is, is, the one that they’re comfortable, the granularity. And probably the only date we’ve set is, look, it’s not months, it’s weeks. But it’s just a process thing.

Marius Kloppers

But to re-affirm again, the most important thing is that both parties are, are au fait with the premises that you’re presenting, that they understand that the data that you’re going to be presenting is sufficient for them to take a decision on. And so we’re going slowly in order to go fast, that you don’t, you don’t get comebacks and you don’t redo things and so on. We could, could’ve put a document in, you know, months ago, but we would have then had come back some more questions. I’m very comfortable that the team is going to put a document before the Commission which is complete, reflects the discussions, common understanding, and so on, and within, within weeks. But, but people read a little bit too much in the timing, read the tea leaves a little bit too much. I mean, there has been copious amounts of information exchanged during, during this, during this period. So...

Rob Clifford, Deutsche Bank

Rob Clifford, Deutsche Bank. Just two questions. Mike, you talked earlier about being attractive because you can make decisions much quicker than your majors. What is it about, about BHP that allows you to do that?

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And secondly, you mentioned before within your production division you had nine country heads. You’re operating in six countries. Which, which three countries have you got, got operating heads for without operations?

Mike Yeager

Sure, sure, sure. Thanks, Rob. As far as the, the, the quicker decision, I mean, it’s basically just have a flatter organisation. We’re, we’re, we’re of the size that, that, and, once again, think about the parallels that Marius tried to draw you to. I mean, we’re, we’re, on a daily basis we’re not dealing with the things with the, where the real fast companies, the very small independents are working. We’re dealing, we’re in the deep end of the pool where the, where the super-majors are and, quite honestly, you know, with the size of company we’ve got, and the flatter structure, my access to the CEO, his limits of authority and his access to the Chairman, I mean, we can, we can do things literally in days that others would take quite a bit longer to do. So, we have done this several times, it’s a real advantage to us, our partners know it. You know, and Rob, that normally doesn’t play itself out on some $10 billion decision. That’s normally on wells and speed and decisions and things like that. And we’re very, very fast and very, very fluid on that. So that’s, that’s a real, a real advantage.

In regards to the, to the, to the, to the units that you described, we have two in the deepwater Gulf of Mexico, and we have two in Western Australia, and, and, and, and those are where the extra ones come in there. What we do on the Gulf of Mexico is the things that we operate are led by one management; the things that someone else operates are led by another management, so we keep that operational focus sound and succinct. And that’s where the split comes from.

Marius Kloppers

And the same in the, in Western Australia.

Mike Yeager

And the same in Western Australia, exactly right.

Marius Kloppers

Yeah, Rob, I, I’d like to add one thing. Our business is a bat and ball game, really simple. We’ve got resources in the ground, we take them out, we ship them to our customers, we find new resources to replace them. We are acutely aware of the fact that the value in this business comes from resources and what we try and do at all levels – and you’ve seen that simplicity in Mike’s structure – we try and make a virtue of simplicity, starting at the portfolio level and then carrying that all of the way through our organisational structure. And the things that we highly care about and we centralise and we, we work them hard are the things that you would expect: reputation, cash flow, safety, but we try and operate our business primarily by policy and by, by standards on a, on a delegated basis. And I think that not only is our total business much, much, much more simple than our competitors’, as you can see on an NPV per employee basis, it’s, it’s also that our total organisation of that portfolio is much more simple than, than, than our competition. And we really try and make a virtue out of that fact that we’re simple and that we’re nimble. And I think what, what I have been asked by some of our investors and I would like to comment on that is, ‘When you put these two large companies together are you going to stay nimble?’ And we would like to think

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that we’ve become more nimble over the last couple of years, not less. And through starting at the portfolio level and taking the first cut at what do we want to do we believe we can, you know, sort of, the finite capacity that management has got, we can focus on the few important things of big assets, and never forgetting that we’re in the resources business.

Tobias Woerner, MF Global

Yes, Tobias Woerner from MF Global. Two questions if I may; the first directed at you, Mike, and the second at you, Marius. You, you make, you make it clear here that the 10% compound annual growth rate until 2011 full year is, is not a volume forecast but, you, you’re setting out your, your, your project schedule here, in a sense. In that context, obviously the ideal world would be that you achieve that in volumes as, as well, but the world is not always ideal. So maybe just highlight for us where, where you think you see most of the challenges to, to that number going forward.

Secondly, with regard to the question to Marius, you’ve highlighted the exchange ratio going more in your favour recently between the two, two shares, Rio Tinto, BHP Billiton, and you point to your, your out-performance. I would point to rumours in the market saying that the Chinese are, or have been rumoured to, to plan a raid on your, on your stock. Could you comment on that raid – whether this is complete and utter nonsense or what you can make, make of it?

Marius Kloppers

Well, let me, let me try and, you know, talk to the first point and then talk a little bit about the, the exchange rate and, and what’s happening. Mike is being very modest if he, if he talks about the achievements, because if you’ve got a large project portfolio, what, what you always say, Mike, is it wants to end up in the ditch every day and management, management job is to prevent that from ending up in the ditch. I think that that forecast of the project schedules and so on that Mike has given us is our genuine P50 estimate of what, what we, we’ve got coming. Obviously, as you go out further the range around that P50 sort of broadens, and then at a certain moment in time Mike feels uncomfortable putting any, anything out there at all, because the projects that underpin them we haven’t started hanging steel yet. But you should take that as a genuine P50 estimate and things go better and they go worse. I mean, I think Mike has commented on our Shenzi project where, you know, things have really come together perhaps a little bit beyond what we could have expected even in, under, under the best circumstances. To counter that, in Neptune nobody would have expected that we need to put a couple of pieces of bracing in, in a design that’s been around for, what, 50 units, Mike? And so those are the swings and roundabouts, but I think what Mike has tried to do in his forecast is to put those swings and roundabouts in a genuine P50 estimate of what, of what’s out there. I don’t know if you want to add to that.

Mike Yeager

I think that’s well said, Marius, and Tobias, as you know, a bad hurricane season and it’s that kind of stuff that we’ve got some, some ability to handle that, but you never know. But we are dealing with stuff that’s miles below the ground, it’s deepwater, it’s, it depends on fabrication yards that we don’t control. So it’s those sorts of things that can bite you, but as Marius says, we’ve done, our job every day is to prevent that from happening and we’ve given you our very, very best judgement as to how we think that will happen.

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Marius Kloppers

Yeah. I think there’s one additional thing that we can talk about when we talk about minerals and petroleum, actually, which is very interesting. Because the Petroleum business is such a large business as an industry and it executes projects with such regularity, I actually think that the Petroleum E&P business has actually got a much better handle on where capital costs have moved in, in our, you know, across our industries, because there’s been that cycle time of turning it over. And Mike has spoken about, we’ve started up four projects, he’s working on another eight, and that means that you’re getting a much better idea.

I think that as people look at the minerals business there’s a couple of things that I just want to comment. People put out forecasts which have no basis on projects. And that’s why the analysts who forecast what the supply side will do continue to get it wrong, because those forecasts are not based on, we’ve got holes in the ground, not us, the industry, and hanging steel. And in addition to that, I don’t think that the minerals industry on average has got a very good idea of what green field projects actually cost. And, and, and I really want to emphasise that as I hear a lot of things about growth in our industry and delivering things and so on and I, I throw my hands up in the air and I say but, but there is no way on some of these things. And the salient point for us as, as we contemplate our price exposure and our version of everyday low prices, which is the market price every day, I think that for all of our products, I think that the supply side is, is going to continue to undershoot across a range of our products for, for, for, for quite some time.

To your second question, you know, the ratio and Chinese, and so on and so on, we have said right from day one when we spoke about this transaction, particularly when we spoke to you on the, when was it, 12 December, we said our business is about diversity, scale and simplicity. And I think it is those elements, diversity, scale and simplicity that you’re seeing work for us at the moment. We’re diverse, so we have got the benefit of petroleum at the same time as we’ve got the benefit of manganese and coking coal. And again, people say, ‘But what if that didn’t happen and that didn’t happen and that didn’t happen?’ Well, the strategy is to be diversified and hence we’ve got the exposure and I think the simplicity and scale thing is extremely important for us as we, as we contemplate on why we think we will do well. Now, what does that mean for Chinese shareholding?

I mean, the Chinese, various Chinese, parts of China that have got surplus funds, capital to deploy, are deploying that across a wide range of things in the world. And I have no doubt that one day we will see them show up on our register. I just hope that the market takes that for what it is at that point in time, that it is as a genuine investor that can see benefits in holding this stock and see the value of, of scale and simplicity and, and, and diversi-, diversification. You know, we haven’t said anything beyond that on, on, on, on any rumours nor, nor, Tobias, can we really, you know, comment beyond what, what I’ve just said.

Grant Spoor, UBS

It’s Grant Spoor from UBS. On the, the question of capex, clear driver of value, of future value between Rio and BHP is going to be the potential savings you may have in future capex investments. Can you make a few more comments on that? I’m, I’m clearly not expecting you to give out numbers, but if you can make some general comments that would be useful.

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Marius Kloppers

Yeah, Grant, we have, you know, diligently, against a huge amount of pressure from the investment community, refrained from putting out capex forecasts, which we have, which we know have no basis in reality. And, you know, you are going to continue to see us put out capex forecasts only at the point of sanction, and because sanctioning means we’ve got the contracts written, we know which sub-contractors are going to do the job, and you’re basically the next day going to go out and commit, in a very short period of time, a substantial portion of your, of your, of your project. Because you know what you’re going to do, who’s going to do it, and how you’re going to do it. We’re not going to change that approach over this, because to do so would be irresponsible. We know that, at the end of the day, with or without this Rio Tinto affair, we are going to be here as a management team, and we’re going to be called to testify on have you delivered what you told us to deliver. And, you know, the base business is the most important part of our business here, and the performance there, and we think that to our shareholders, only when we are certain and we sanction a project, then is when we’ve got to put out capex forecasts.

I think that to your point on Rio Tinto, the most important thing as we think about projects is a macro version of what Mike has said. He said he comes in every day with his team, and he looks at that project slate. And he doesn’t look at each little project to optimise that on his own, he looks at where does it fall in the pecking order, and then what he does is, he goes out and he puts the best people and the capital on those things that are going to be largest, easiest and safest to execute. And I think that if you put that, those two growth portfolios together, and you take our growth portfolio and you take Rio Tinto’s growth portfolio, by simple mathematics, instead of optimising each portfolio on its own, what you’re going to do is you’re going to re-rank that portfolio and then you’re going to put your very best people on the combined best list. And that’s where the benefit on the project side will come. Okay, next, next question please.

John Moorhead, Macquarie

It’s John Moorhead from Macquarie. Just a quick one on the Cabrillo Port Facility, no mention of that in the port-, in presentation this morning, if there’s an update on your thoughts there?

Marius Kloppers

On, on which facility?

Mike Yeager

Cabrillo.

John Moorhead

Yeah.

Marius Kloppers

Cabrillo Port.

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Mike Yeager

John, Cabrillo Port is probably the most misunderstood thing – Jason, if I could use your term. Cabrillo Port, as, as you guys know, was an LNG landing facility there in, in, in Southern California, has no resources tied to it, has nothing, has nothing of any sort of thing other than an option of how to, how to land LNG and how to export it. When Cabrillo Port was envisioned back in the early part of this decade it was under that, under that aspect that I described where the LNG market was tough, it was hard to move those barrels, and we needed outlets for those things everywhere we could. So Cabrillo Port was a pursuit that we had as a company to, to, it was an option – take a look at that regular core process and see if it could work. Well, obviously it didn’t work, but as I mentioned to you, what did work was that the whole LNG market has turned 180 degrees. And now you’ve got China bidding against Taiwan, who’s bidding against Korea, who’s bidding against etc. And, and that’s, that’s where we are. So Cabrillo Port was not, did not pass a regulatory hurdle, but certainly was there for a reason, and that reason is not near as strong as it, as it, as it was.

Marius Kloppers

Mike, you’ve got to help me here, because my mental calculator is not as, as quick as yours on, on these conversions and so on. But I remember that when Cabrillo Port was first discussed it was, it was on the basis of, ‘let’s create a monetisation option that is, that, that is predicated on the fact that the [arb?] will open up between North Asia and the US. And if I recall, I don’t recall if it was $3, $3 gas or $3.50 gas, Henry Hub equivalent at the time. Now, I haven’t watched US gas prices lately, but it’s $10, and I, so that’s gone up a lot, but what is more important is that in the North Asian region, our belief is, as we’ve clearly stated this morning, that gas is going to be signed at oil parity going forward. And at $120 dollar oil, and here’s where you’ve got to help me, Mike, is – I don’t know what that equates to in gas terms...

Mike Yeager

About, about six.

Marius Kloppers

Yeah, but it’s well, well north of where the US prices are. So the arb is definitively closed, and we think that it’ll remain closed for the, the development duration of our options in Western Australia.

John Moorhead

Sure. Thanks.

Marius Kloppers

Okay, I think we’ve, oh, David, let me take one, one quick question and we’ll go to the phones.

David

Yeah, it’s just a quick one. You talked about significant revenue upside from the changing nature of your LNG and gas price contracts. Can you give us a little bit more detail, perhaps, on that, in terms of, sort of, the size of the reduction in discounts to the spot price that you’re likely to get over the next couple of years, assuming the gas prices stay the same?

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Marius Kloppers

Yeah. Let me try it first, just in a general sense. We’ve got three bags of contracts there, we’ve got fixed price contracts with Guangdong, we’ve got contracts with, with caps in them at, what, $30 oil or so, and then we have the fully floating ones. I think from the percentage in each one of those categories, and the public domain nature of the caps in the, in the second category, and the public domain stuff on the Guangdong contract, which is all public domain, plus the fact that we believe that oil will go, that it’ll trade at, effectively, JCC parity without caps, that’s the important thing, David, it should be a relatively simple matter to put those three things with a contract run of schedule in place to look at the upside. But I don’t have a number for you.

Mike Yeager

Well, we’re, about 60% of our gas is reopened during, during, during these next four years, if I’m not mistaken there. Those LNG contracts that were led at $30 are now going to be, you know, we have, you know, two or three times the, the, on, on the re-openers. Whether you can get all that or not’s a matter of negotiation, and they might want to change the length and we might want to go longer, so there’s a number of different parameters, but you’re looking at moving with crude like that. So the crude parity piece is something we’re pushing hard for, and we’ll just see how far we can go.

Marius Kloppers

And David, for you and for several others in the room, our approach here is no different from what we’ve had in this, the last seven years. Just get those prices to float, take all of the optionality out, take all of the caps and ceilings out, this is a story of energy coal, it’s a story of iron ore, alumina. We have been absolutely consistent in saying, much more of, you know, focus on this than our competition in saying, the best outcome for our shareholders is if we’re not too smart, and if we just take the market price, we just take prices every day. Okay. Let me go to the phones quickly, and I’m a little bit uncertain as to how to do this. I’m just going to ask if there are any questions on the phone.

Operator

Yes. We have a question come through from Paul Mctaggart from HSBC. Please go ahead.

Paul Mctaggart, HSBC

Thank you. Hi, Marius. Hi, Mike.

Marius Kloppers

Hi, Paul.

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Paul Mctaggart

Just a, a question, really, you know, around the theme that success might also bring some interesting challenges. And I wanted a clarification, earlier, Mike, I think it was on slide 43, you mentioned that DD&A costs were moving up. And I missed the number to what level they’re moving up to, so maybe if you could remind me of that. But I was also looking at costs, the finding costs now, about $15 per barrel, and you were suggesting that exploration costs are moving up to, you know, exploration spending will move up to $700 million or so. But if you are successful in, in, in getting your oil production up from the 115 million barrels of oil equivalent to the 175, roughly a 50% lift, you know, to replace that much higher level of production really suggests a significantly higher level of exploration spend, if you think of the $15 a barrel. So I wanted some thoughts around that, where you think the 15 barrels might be going to in terms of cost of exploration spend, and if you could just remind me what that D&D, DD&A number was moving to? I think you were saying it’s $6 an hour, but heading up.

Mike Yeager

Yeah. Paul, our, that $6, you know, if you were to take all of our, all eight projects that we’re public on there, it’s no, there, so there’s no sleight of hand at all. The projects that we’re doing now have capital cost in DD&A that is going to be in the $10 and $12 range. So that’s going to buy us the portfolio up from the $6, and right now we’re saying that if you were to bring that all the way to 12, that’s the exposure that we would see. Now, the industry data right now is showing that while we’re at 6 the industry’s at 14, and right now it looks like that the industry is going to move comfortably into that $20 range that Marius was talking about, and we should still be at 12. So, I mean, we like where we are, we’re going to have the volume growth that they’re, that, or the, or the DD&A growth, but we’re still going to be very, very favourable, and clearly have an opportunity to hold on to our, our best position.

In regards to finding costs and exploration costs, you know, I’d, I’d really rather just say look at, look at the confidence the corporation has shown in us. We spent 350 million last year, we’ve come to Marius with a let, a set of discrete opportunities that make sense, that meet the type of opportunities this company wants, the company, the corporation has said just go forward and do, and that, that’s resulted in 700. It’s not like we’ve changed budgets so much as we’ve been supported in the things we wanted to do. We’re going to be coming forward with other discrete opportunities, and, and, and, and try to, and try to move that forward.

On top of that, as you know, as Marius said, we’re the part of the business that has unlimited aspects and, and no hurdles, and no restrictions on where we can work or any type of, of limitations. So, you know, it could be that we come in with something large, and we have looked at several lease sales and several partnering opportunities that would be very, very large, where it would involve exploration. So don’t be surprised if you don’t see some one-offs that we go after, but the real thing is the first sign that the company has been confident and that this has already been taken place, and now we, we’ll just go forward from there. But we recognise that we need to spend more, and Marius knows that, and the board knows that, and, and we have good support right now for moving forward.

Marius Kloppers

I think that just to, to complement that, Mike, we’ve said over the last year or so that, when people ask me where, where do I want to do things differently, we’ve said we want to use our capability

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and where we’ve got low risk and so on, and be a little bit more aggressive. And that has manifested itself in the backyard, where we’ve put in more capital. I think that Mike is absolutely right. As we, as we grow the competence of the oil business, that is going to be reflected in, in, in, in, in, in allowing them to, to spend more money on this and, and grow a little bit more quickly.

Paul Mctaggart

Thank you, guys.

Marius Kloppers

Can I, can I’ve the next question on the phone please?

Operator

There are no further questions from the telephones at this time. Thank you.

Marius Kloppers

That’s, thank you very much. I don’t know if we have any more questions here in London. Just at the back. Hi.

Chris LaFemina

Sorry, it’s Chris LaFemina from Lehman again. Just an unrelated question on iron ore pricing. We’ve read recently that the Chinese may be willing to agree to a price premium, 80-85%, somewhere in that range, year over year. Can you give us an update on that?

Marius Kloppers

Well we, we read the same newspapers, so we’ve, we’ve seen that. I think that we, we continue to be in discussion. I should just point out that our baseline attitude to this matter is, is, is completely unchanged to what we’ve said before. We think that it is the economic market clearing price that we’ve got to get, a very analogous situation to what we’ve spoken about here for LNG. We believe that that economic market clearing price needs to be, to be determined at the point of consumption, and we have indicated that our baseline strategy is to re-contract all of our new business and expiring business on terms that reflect economic market clearing prices. So I think from a overall company value point of view, obviously we are interested in this year’s outcome, what we are much more interested in is that the NPV of this company reflects the fact that we get the real price for our product every day, and the customers get real value, but no subsidy. I have no comments on, on this year’s discussions so far, other than to say that, you know, they are ongoing. Thanks.

Okay. I think we’re just about complete here. It’s, it’s been a long day, early start. I hope you’ve taken some value away from, from this presentation. We are extremely proud of this business, we’re very happy with the price exposure that we’ve got, and we are extremely happy about the, the growth profile that is underpinned by real steel being hung now, and holes being poked in reservoirs that we know that are there. Thank you very much.

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